



2001 Annual Report

INSIGHT
COMMUNICATIONS



Dear Shareholders,



2001 was a year of important accomplishment on many levels. On a broad scale, it began with the acquisition of 355,000 customers in Illinois and the simultaneous contribution of all of our systems into Insight Midwest, our joint venture with AT&T Broadband. This not only simplified our capital structure, but also provided us with important purchasing advantages for our systems. Operationally, we largely concluded our rebuilds and headend consolidations, making us one of the most technologically advanced and well-clustered companies in the industry. That provides us with important capital economies and marketing efficiencies, allowing us to deliver a full bundle of communications services.

We're Cablevision Magazine's


PRIZES
PARTNERS
PEOPLE
Cablevision
operator of the year
INSIGHT
COMMUNICATIONS

By substantially completing this foundation, we are now seeing the benefits of leveraging one platform through selling multiple services under one brand. Let's look at some exciting performance measures for 2001.

- Digital customers grew by 50% more than the total added in 2000, primarily because of the widespread launch of our award-winning interactive Insight Digital product. We ended 2001 with 257,700 total digital customers, nearly 175,000 of which received the full offerings of Insight Digital, including video-on-demand.
- High-speed data customers also grew impressively, as we ended the year with 88,000 users. We expect to see even further acceleration of growth in 2002 with our newly-launched Insightbb.com service, which has replaced @Home.
- Early results in residential phone service are particularly exciting, as we passed 180,000 homes by year-end. In neighborhoods where the service has been offered for more than

5 months, it has achieved a 7% penetration while maintaining impressive customer growth. Our single bill strategy proves correct as over 94% of these customers at year-end chose to receive one bill for multiple services and bottom-of-the-bill discounts.

- We have made the necessary investments in order to deliver on our vision of being the sole provider of communications services to the home. Last year we invested $326 million in capital expenditures, including approximately $55 million in our telephony infrastructure. This translates to $148 per home passed, which we believe is among the lowest per home capital spending rate in the industry. Our highly-clustered footprint allows us to deploy our capital very efficiently, resulting in superior returns on investments.

Looking forward, we expect that new service launches will enhance revenue growth. During 2001, our average monthly revenue per customer totaled $45.93, up 7% over the previous year. Revenue from new services accounted for all of this growth. This is important because we are growing on the basis of providing our customers with more choice, as they elect to spend more with us because of compelling new services. We find that this strategy of selling multiple services leads to a strong foundation of long-term customer loyalty and high levels of satisfaction, ultimately reducing overall costs and churn. As a result, we lead the industry in customer satisfaction, and it is no surprise that our margins are amongst the highest in the industry as well.

As early indicators show for 2002, we are well-poised for continued success. We are building a brand to have long-term value by bringing a full suite of communications services into the home.

Our successful strategy and execution have made us the proud recipients of *Cablevision Magazine*'s "2001 Operator of the Year" award, an honor bestowed upon all of the men and women who work for this company.


2001
Operator of the
Year

Sincerely,

Sidney R. Knafel
Chairman



Michael S. Willner
President and CEO

Kim D. Kelly
Executive VP
and Chief Operating Officer







Interactive Digital Cable



Our industry-leading approach to digital service continues to gain momentum and receive great recognition among our peers. The interactive nature of Insight Digital provides more than just the additional programming showcased in traditional digital cable products. By offering value-added services, exciting entertainment, and easy access to local information, we continue to increase customer satisfaction and loyalty. As a result, churn has been driven down and holds steady at 1.4%—substantially lower than that of other conventional digital services.

We continued to aggressively deploy Insight Digital throughout 2001, with the product available to over 950,000 homes at year-end. With average incremental revenue per customer at approximately $20 per month and average penetration at 24% (over 30% in some markets), we look to the opportunity in 2002 to drive revenue through increased video-on-demand usage and the further expansion of our interactive platform to support interactive advertising and t-commerce applications.

INSIGHT Digital

"In terms of the channels, we have exactly what we want. We also use LocalSource—more so than the newspaper sometimes—to get our local weather and movie listings."

—Liz & Jeff Friedman, Insight Digital customers, Springfield, Illinois

High-Speed Data

We completed the successful conversion from the bankrupted Excite@Home network to Insightbb.com in February 2002. Our team worked diligently and effectively to execute a nearly flawless transition that won numerous accolades from our customers.

The new Insightbb.com service has received excellent feedback in terms of its speed and additional features. By utilizing the national IP backbone of AT&T Corp., we brought our own regionally-managed network in-house, thereby increasing troubleshooting capabilities and customer service levels while reducing costs by 40% compared to what we paid to Excite@Home. Despite the fact that we slowed the marketing of @Home during its final months, we continued to see growth and are confident in the potential of Insightbb.com for 2002.



Another key element in our high-speed strategy is the introduction of a multiple Internet Service Provider (ISP) environment, providing customers with more choice and fostering competition in this arena. We expect to offer additional ISPs by year-end 2002.

INSIGHTbb.com℠
high speed broadband internet







"The telephone rates are lower than my previous provider, but I also save over $10 each month on my combined cable and phone bill by ordering both from Insight. I like the time it saves me to pay just one bill."

—Debra Wheatley, Insight Digital and AT&T Digital Phone™ customer, Louisville, Kentucky.

Telephony

2001 was a critical year in the deployment of voice telephony service under the AT&T Digital Phone™ brand. As the product continued to roll out in our Louisville, Kentucky system, it was also launched in Evansville, Indiana, successfully combating a facilities-based competitor in that area. As these deployments continue, the early indicators are quite promising. At year-end 2001, there were over 5,800 telephony customers in the two initial markets, averaging 1.3 lines per home and achieving a 7% penetration in nodes with 5+ months of marketing. Perhaps even more compelling is that 94% of these customers have chosen a single bill for their services, proving the substantial draw of the bottom-of-the-bill discount and added convenience of one provider.

Our success leverages AT&T's national brand and switching expertise, as well as our own regional brand, local infrastructure, and presence. These synergies are key in providing a competitive alternative to local phone service. As our plant upgrades near completion, the product is expected to be launched within our entire operational footprint over the next 2-3 years, thereby delivering the full bundle and its value-added benefits.

AT&T | DIGITAL PHONE™

Our Employees

As we continue to deploy the advanced services of the broadband bundle, our 3,000+ employees have risen to the occasion and maintained superior levels of customer service on all fronts. In fact, once again a Peter Hart survey showed Insight leading the industry in customer service standards. Through rebuilds, billing conversions and ongoing product launches, their dedication has been the very foundation of our success. Indeed, the "2001 Operator of the Year" award belongs to each and every one of them.

From their ongoing involvement in the localities we serve to the raising of over $100,000 for the Insight New York Relief Fund in the wake of September 11th, their dedication to their jobs and communities at large is a key component of our culture.




Esc
F1
F2
F3
F4

Financial Table of Contents



Selected Financial Data

(dollars in thousands, except per share data)

In the following table, we provide you with our selected consolidated historical financial and other data. We have prepared the consolidated selected financial information using our consolidated financial statements for the five years ended December 31, 2001. When you read this selected consolidated historical financial and other data, it is important that you read along with it the historical financial statements and related notes in our consolidated financial statements included in this report, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," also included in this report.

Year Ended December 31,	2001	2000	1999	1998	1997
Statement of Operations Data:					
Revenues	$ 704,379	$ 476,186	$242,693	$112,902	$ 67,698
Operating costs and expenses:					
Programming and other operating costs	258,934	170,071	73,208	30,984	18,765
Selling, general and administrative expenses	129,044	92,014	53,946	23,863	14,652
Non-recurring high-speed data charges	3,785	—	—	—	—
Non-cash compensation and related charges	—	—	19,285	—	—
Depreciation and amortization	383,449	236,242	131,308	43,849	18,125
Total operating costs and expenses	775,212	498,327	277,747	98,696	51,542
Operating income (loss)	(70,833)	(22,141)	(35,054)	14,206	16,156
Other income (expense):					
Gain (loss) on cable systems exchange	34,178	(956)	15,799	111,746	78,931
Gain on contribution of cable systems to joint venture	—	—	—	44,312	—
Interest expense, net	(205,730)	(109,753)	(50,398)	(28,106)	(15,962)
Other	(2,320)	(294)	(345)	(444)	—
Total other income (expense)	(173,872)	(111,003)	(34,944)	127,508	62,969
Income (loss) before minority interest, investment activity, income taxes and extraordinary item	(244,705)	(133,144)	(69,998)	141,714	79,125
Minority interest	141,314	67,773	31,339	3,410	—
Equity in losses of investees	(2,031)	(3,830)	(13,963)	(3,251)	—
Impairment write-down of investments	(9,899)	(88,554)	—	—	—
Gain on sale of equity investments	—	80,943	—	—	—
Income (loss) before income taxes and extraordinary item	(115,321)	(76,812)	(52,622)	141,873	79,125
Benefit (provision) for income taxes	46,618	33,825	(31,586)	—	—
Income (loss) before extraordinary item	(68,703)	(42,987)	(84,208)	141,873	79,125
Extraordinary loss from early extinguishment of debt, net of tax	(6,086)	—	—	(3,267)	(5,243)
Net income (loss)	(74,789)	(42,987)	(84,208)	138,606	73,882
Accrual of preferred interests	(19,432)	(18,725)	—	—	—
Accretion of redeemable Class B common units	—	—	(7,118)	(5,729)	—
Accretion to redemption value of preferred limited units	—	—	—	—	(15,275)
Net income (loss) applicable to common shareholders	$ (94,221)	$ (61,712)	$ (91,326)	$132,877	$ 58,607
Basic income (loss) per share before extraordinary item	$ (1.47)	$ (1.03)	$ (2.58)	$ 6.71	$ 2.02
Diluted income (loss) per share before extraordinary item	$ (1.47)	$ (1.03)	$ (2.58)	$ 4.55	$ 1.87
Basic income (loss) per share attributable to common stockholders	$ (1.57)	$ (1.03)	$ (2.58)	$ 6.55	$ 1.86
Diluted income (loss) per share attributable to common stockholders	$ (1.57)	$ (1.03)	$ (2.58)	$ 4.61	$ 1.78

(dollars in thousands)

Year Ended December 31,	2001	2000	1999	1998	1997
Other Financial Data:					
EBITDA[1]	$ 308,265	$ 209,977	$ 81,946	$ 54,360	$ 34,281
EBITDA margin[2]	43.8%	44.1%	33.8%	48.1%	50.6%
Capital expenditures	325,581	262,241	135,929	44,794	27,981
Net cash provided by operating activities	161,325	91,632	96,448	44,760	10,436
Net cash used in investing activities	802,875	279,810	516,487	142,190	27,981
Net cash provided by financing activities	806,365	108,400	513,648	116,250	17,891
Balance Sheet Data:					
Cash and cash equivalents	$ 198,548	$ 33,733	$ 113,511	$ 19,902	$ 1,082
Property, plant and equipment, net	1,151,709	820,888	643,138	155,412	63,842
Total assets	3,867,392	2,244,586	1,989,470	660,916	158,103
Total debt, including preferred interests	2,728,189	1,552,804	1,233,000	573,663	207,488
Partners' (deficit) stockholders' equity	646,030	540,680	588,060	(7,928)	(127,982)

As of December 31, 2001, Except Where Noted	Indiana Systems	Kentucky Systems	Illinois Systems[3]	Ohio Systems	Managed Systems[4]	Total Systems
Technical Data:						
Network miles	8,075	9,081	8,143	2,750	28,049	31,435
Number of headends	14	10	38	1	18	81
Number of headends expected upon completion of upgrades during 2002[5][6][7]	6	5	9	1	0	21
Number of headends serving 95% of our customers expected upon completion of our upgrades[5][6][7]	3	4	6	1	0	14
Operating Data:						
Homes passed[8]	548,300	758,500	703,000	191,000	187,600	2,388,400
Basic customers[9]	320,200	447,900	429,500	86,100	117,200	1,400,900
Basic penetration[10]	58.4%	59.1%	61.1%	45.1%	62.5%	58.7%
Digital ready homes[11]	272,900	430,400	373,900	67,200	0	1,144,400
Digital customers[12]	55,100	113,100	66,900	22,600	0	257,700
Digital penetration[13]	20.2%	26.3%	7.9%	33.6%	0	22.5%
Premium units[14]	146,500	274,800	293,500	66,700	36,300	817,800
Premium penetration[15]	45.7%	61.4%	68.3%	77.5%	31.0%	58.4%
Cable modem customers[16]	20,500	27,500	28,600	11,500	400	88,500

(1) Represents earnings (loss) before interest, taxes, depreciation and amortization, minority interest, gain (loss) on cable system exchanges and contributions to joint venture, impairment write-down of investments, gain on sale of equity investments and extraordinary items. We believe that EBITDA is commonly used in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. However, EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or cash flows as a measure of liquidity, as determined in accordance with generally accepted accounting principles. EBITDA is not necessarily comparable to similarly titled amounts of other companies. See our financial statements, including the statements of cash flows, which appear elsewhere in this report.

(2) Represents EBITDA as a percentage of total revenues.

(3) Includes our Griffin, Georgia system.

(4) Projections for capital expenditures related to managed system rebuilds are subject to approval by AT&T Broadband.

(5) Headends in managed systems will be consolidated into the Indiana and Kentucky networks.

(6) The upgrades of the recently acquired Illinois systems are scheduled to be completed by the end of 2002.

(7) Includes newly acquired Indiana systems in Anderson, Bloomington, and Cynthiana.

(8) Homes passed are the number of single residence homes, apartments and condominium units passed by the cable distribution network in a cable system's service area.

(9) Basic customers are customers of a cable television system who receive a package of over-the-air broadcast stations, local access channels and certain satellite-delivered cable television services, other than premium services, and who are usually charged a flat monthly rate for a number of channels.

(10) Basic penetration means basic customers as a percentage of total number of homes passed.

(11) Digital ready homes means the total number of homes passed to which digital service is available.

(12) Customers with a digital converter box.

(13) Digital penetration means digital service units as a percentage of digital ready homes.

(14) Premium units mean the number of subscriptions to premium services, which are paid for on an individual unit basis.

(15) Premium penetration means premium service units as a percentage of the total number of basic customers. A customer may purchase more than one premium service, each of which is counted as a separate premium service unit. This ratio may be greater than 100% if the average customer subscribes to more than one premium service unit.

(16) Customers receiving high-speed Internet service.

Forward-Looking Statements

Some of the information in this report contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as "may," "will," "expect," "anticipate," "believe," "estimate" and "continue" or similar words. You should read statements that contain these words carefully because they:

- discuss our future expectations;
- contain projections of our future results of operations or of our financial condition; or
- state other "forward-looking" information.

We believe it is important to communicate our expectations to our investors. However, there may be events in the future that we are not able to accurately predict or over which we have no control. The risk factors listed in this report, as well as any other cautionary language in this report, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. You should be aware that the occurrence of the events described in these risk factors and elsewhere in this report could have a material adverse effect on our business, operating results and financial condition.

Introduction

On October 31, 1998, we exchanged our Utah systems for AT&T Broadband's Evansville, Indiana system. Simultaneously, we completed a contribution agreement with AT&T Broadband forming Insight Communications Midwest (formerly Insight Communications of Indiana, LLC) and contributed certain of our Indiana systems, the Noblesville, Lafayette and Jeffersonville systems, as well as the Evansville system to Insight Communications Midwest. At the same time, AT&T Broadband contributed most of its Indiana systems to Insight Communications Midwest.

On July 26, 1999, we completed our initial public offering of Class A common stock. The offering proceeds, net of underwriting discounts and other offering expenses, totaled approximately $607.0 million and was applied primarily toward the repayment of senior indebtedness and to finance our October 1, 1999 acquisition of Kentucky cable television systems, as described below. Prior to the offering, we operated as a limited partnership. We reconstituted as a corporation upon the completion of the offering, at which time all of the limited partnership's units were exchanged for shares of our common stock.

On October 1, 1999, we acquired a combined 50% interest in InterMedia Capital Partners VI, L.P. (now known as Insight Communications of Kentucky) from related parties of Blackstone Cable Acquisition Company, LLC, related parties of InterMedia Capital Management VI, LLC and a subsidiary and related party of AT&T Broadband for approximately $341.5 million (inclusive of expenses), and Insight Midwest assumed debt of approximately $742.1 million.

On October 1, 1999, we completed an agreement with affiliates of AT&T Broadband, pursuant to which we and affiliates of AT&T Broadband each contributed our respective 50% interests in Insight Kentucky and in Insight Communications Midwest in exchange for a 50% interest in Insight Midwest.

On July 17, 2000, we entered into a ten-year agreement with AT&T Broadband that will allow AT&T Broadband to provide telephone services under the AT&T Digital Phone brand using our network infrastructure and AT&T Broadband's switching and transport facilities.

On August 8, 2000, we completed the purchase of the remaining 25% common equity interest in Insight Ohio, which we previously did not own. At the same time, the Insight Ohio operating agreement was amended to provide us with 70% of its total voting power. As such, the results of Insight Ohio have been consolidated in our results for the years ended December 31, 2001 and 2000. Prior to 2000, we accounted for our 75% non-voting common equity interest in Insight Ohio under the equity method.

On January 5, 2001 (effective January 1, 2001), we completed a series of transactions with the AT&T cable subsidiaries that increased by 355,000 the number of customers we serve. We refer in this report to these transactions, including related bank financing, as the "AT&T transactions." Specifically, Insight Midwest acquired:

- all of our systems not already owned by Insight Midwest serving approximately 175,000 customers, as well as systems which we acquired from AT&T cable subsidiaries serving approximately 105,000 customers; and
- systems from the AT&T cable subsidiaries located in Illinois serving approximately 250,000 customers.

Insight Midwest acquired the systems from us and the AT&T cable subsidiaries subject to indebtedness in the amount of $685.0 million. Insight Midwest remains equally owned by us and AT&T Broadband. We continue to serve as the general partner of Insight Midwest and manage and operate the Insight Midwest systems.

Results of Operations

Substantially all of our revenues are earned from customer fees for cable television programming services including premium, digital and pay-per-view services and ancillary services, such as rental of converters and remote control devices, installations and from selling advertising. In addition, we earn revenues from commissions for products sold through home shopping networks.

We have generated increases in revenues and EBITDA for each of the past three fiscal years, primarily through a combination of acquisitions, internal customer growth, increases in monthly revenue per customer and growth in advertising and increasingly new revenue from selling new services including high speed data access and interactive digital video.

We have had a history of net losses and expect to continue to report net losses for the foreseeable future. The principal reasons for our prior and anticipated net losses include depreciation and amortization expenses associated with our acquisitions and capital expenditures related to construction and upgrading of our systems, and interest costs on borrowed money. We cannot predict what impact, if any, continued losses will have on our ability to finance our operations in the future.

The following table is derived for the periods presented from our consolidated financial statements that are included in this report and sets forth certain statement of operations data for our consolidated operations:

Year Ended December 31,	2001	2000	1999
(in thousands)			
Revenue	$704,379	$476,186	$242,693
Operating costs and expenses:			
Programming and other operating costs	258,934	170,071	73,208
Selling, general and administrative	129,044	92,014	53,946
Non-recurring high-speed data service charges	3,785	—	—
Non-cash compensation and related charges	—	—	19,285
Depreciation and amortization	383,449	236,242	131,308
Total operating costs and expenses	775,212	498,327	277,747
Operating loss	(70,833)	(22,141)	(35,054)
EBITDA	308,265	209,977	81,946
Interest expense	213,045	115,524	57,053
Income tax benefit (provision)	46,618	33,825	(31,586)
Net loss	(74,789)	(42,987)	(84,208)
Net cash provided by operating activities	161,325	91,632	96,448
Net cash used in investing activities	802,875	279,810	516,487
Net cash provided by financing activities	806,365	108,400	513,648

EBITDA represents earnings before interest, taxes, depreciation and amortization, minority interest, gain (loss) on cable system exchanges, impairment write-down of investments, gain on sale of equity investments and extraordinary items. We believe that EBITDA is commonly used in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. However, EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, either operating income or net income as an indicator of operating performance or cash flows as a measure of liquidity, as determined in accordance with accounting principles generally accepted in the United States. Refer to our financial statements, including our statements of cash flows, which appear elsewhere in this report.

The following calculations of EBITDA are not necessarily comparable to similarly titled amounts of other companies:

Year Ended December 31,	2001	2000	1999
(in thousands)			
Net loss	$ (74,789)	$ (42,987)	$ (84,208)
Adjustments:			
Interest expense	213,045	115,524	57,053
Interest income	(7,315)	(5,771)	(6,655)
Tax (benefit) provision	(46,618)	(33,825)	31,586
Depreciation and amortization	383,449	236,242	131,308
Minority interest	(141,314)	(67,773)	(31,339)
Loss (gain) on cable system exchange	(34,178)	956	(15,799)
Impairment write-down of investments	9,899	88,554	—
Gain on sale of equity investments	—	(80,943)	—
Extraordinary loss from early extinguishment of debt, net of tax	6,086	—	—
EBITDA	$308,265	$209,977	$ 81,946

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Revenue increased $228.2 million or 47.9% to $704.4 million for the year ended December 31, 2001 from $476.2 million for the year ended December 31, 2000. The increase in revenue was primarily the result of the Illinois cable systems acquired from AT&T in the AT&T transactions (the "AT&T Illinois Systems"). The incremental revenue generated by the acquisition of the AT&T Illinois Systems approximated $181.2 million, which represents 79.4% of the increase in consolidated revenue. Excluding the AT&T Illinois Systems, revenue increased 9.9% largely due to the sale of new services, and revenue for digital and high-speed data increased by $34.6 million, a combined 132.5% growth rate. Revenue by service offering were as follows for the years ended December 31, (in thousands):

	2001		2000	
	Revenue by Service Offering	% of Total Revenue	Revenue by Service Offering	% of Total Revenue
Basic	$474,978	67.4%	$329,721	69.2%
Premium	57,642	8.2%	46,402	9.7%
Pay-per-view	4,102	.6%	6,830	1.4%
Digital	47,134	6.7%	15,811	3.3%
Advertising sales	46,907	6.7%	34,934	7.3%
Data services	35,825	5.1%	10,314	2.2%
Other	37,791	5.3%	32,174	6.9%
Total	$704,379	100.0%	$476,186	100.0%

On a pro forma basis including the AT&T Illinois Systems, RGUs (Revenue Generating Units) were approximately 1,635,300 as of December 31, 2001 compared to approximately 1,485,200 as of December 31, 2000. This represents an annualized growth rate of 10.1%. RGUs represent the sum of basic and digital video, high-speed data and telephone customers.

Average monthly revenue per basic customer, including management fee income, was $45.93 for the year ended December 31, 2001 compared to $42.92 for the year ended December 31, 2000 primarily reflecting the continued successful rollout of new product offerings in the Indiana, Kentucky and Ohio markets. Average monthly revenue per basic customer for high-speed data and interactive digital video increased to $5.41 for the year ended December 31, 2001 from $2.36 for the year ended December 31, 2000. Excluding the AT&T Illinois Systems, the number of high-speed data service customers increased to approximately 62,900 as of December 31, 2001 from approximately 30,300 as of December 31, 2000, while digital customers increased to approximately 208,000 as of December 31, 2001 from approximately 103,300 as of December 31, 2000.

Programming and other operating costs increased $88.9 million or 52.3% to $258.9 million for the year ended December 31, 2001 from $170.1 million for the year ended December 31, 2000. The increase in programming and other operating costs was primarily the result of the acquisition of the AT&T Illinois Systems. The incremental expense resulting from the AT&T Illinois Systems approximated $62.8 million, which represents 70.7% of the increase in programming and other operating costs. Excluding these systems, programming and other operating costs increased by approximately $26.1 million or 15.3%, primarily as a result of increased programming rates and additional programming.

Selling, general and administrative expenses increased $37.0 million or 40.2% to $129.0 million for the year ended December 31, 2001 from $92.0 million for the year ended December 31, 2000. The increase in selling, general and administrative expenses was primarily the result of the acquisition of the AT&T Illinois Systems. The incremental expense resulting from the AT&T Illinois systems approximated $27.5 million, which represents 74.4% of the increase. Excluding these systems, selling, general and administrative costs increased by approximately $9.5 million or 10.3%, primarily reflecting increased marketing activity and corporate expenses associated with new service introductions.

Non-recurring high-speed data service charges were incurred in the year ended December 31, 2001 as a result of payments made to At Home Corporation ("@Home"), the former provider of high-speed data services for all of our systems, except for those located in Ohio. On September 28, 2001, @Home filed for protection under Chapter 11 of the Bankruptcy Code. For the purpose of continuing service to existing customers and to resume the provisioning of service to new customers, we entered into an interim agreement with @Home to extend service through November 30, 2001. Further, in December 2001, we entered into an additional interim service arrangement whereby we paid $10.0 million to @Home to extend service for three months through February 28, 2002 that is being recorded into expense ratably over the three-month period. As a result of these interim arrangements we incurred approximately $2.8 million in excess of our original agreed-to cost for such services rendered during the year ended December 31, 2001. Additionally, we have recorded an allowance for bad debt of $1.0 million for a net receivable from @Home in connection with monies @Home collected from our high-speed data customers on our behalf prior to September 28, 2001. These additional costs are included in non-recurring high-speed data service charges in our statement of operations.

Depreciation and amortization expense increased $147.2 million or 62.3% to $383.4 million for the year ended December 31, 2001 from $236.2 million for the year ended December 31, 2000. The increase in depreciation and amortization expense was primarily the result of the acquisition of the AT&T Illinois Systems. The incremental expense resulting from the AT&T Illinois Systems approximated $96.4 million, which represents 65.5% of the increase. Excluding these systems, depreciation and amortization expense increased by approximately $50.8 million or 21.5%, primarily due to capital expenditures made to rebuild our existing cable equipment, roll-out new product offerings and add telephony capabilities to our network.

EBITDA increased $98.3 million or 46.8% to $308.3 million for the year ended December 31, 2001 from $201.4 million for the year ended December 31, 2000. This increase was primarily due to the results generated by the AT&T Illinois Systems.

Interest expense increased $97.5 million or 84.4% to $213.0 million for the year ended December 31, 2001 from $115.5 million for the year ended December 31, 2000. The increase in interest expense was primarily the result of higher outstanding debt resulting from the acquisition of the AT&T Illinois Systems and funding of capital expenditures during the past year offset by lower average interest rates.

The benefit for income taxes was $46.6 million and $33.8 million for the year ended December 31, 2001 and 2000, representing effective tax rates of 40.4% and 44.0%.

For the year ended December 31, 2001, the net loss was $74.8 million primarily for the reasons set forth above.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

Revenue increased $233.5 million or 96.2% to $476.2 million for the year ended December 31, 2000 from $242.7 million for the year ended December 31, 1999. The increase in revenue was primarily the result of the acquisition of the Kentucky cable systems and consolidation of Insight Ohio. The incremental revenue earned from the Kentucky systems approximated $173.4 million, or 74.3% of the consolidated revenue increase and Insight Ohio accounted for $49.7 million, or 21.3% of the consolidated revenue increase.

Revenue by service offering were as follows for the years ended December 31, (in thousands):

	2000		1999	
	Revenue by Service Offering	% of Total Revenue	Revenue by Service Offering	% of Total Revenue
Basic	$329,721	69.2%	$172,199	71.0%
Premium	46,402	9.7%	24,434	10.1%
Pay-per-view	6,830	1.4%	3,354	1.4%
Digital	15,811	3.3%	6,919	2.8%
Advertising sales	34,934	7.3%	17,478	7.2%
Data services	10,314	2.2%	1,263	0.5%
Other	32,174	6.9%	17,046	7.0%
Total	$476,186	100.0%	$242,693	100.0%

Average monthly revenue per basic customer, including management fee income, was $42.92 for the year ended December 31, 2000 compared to $38.44 for the year ended December 31, 1999 primarily reflecting rate increases as we continued to activate nodes in rebuilt areas resulting in an increase in average monthly basic revenue per customer of $2.45. Average monthly basic revenue per customer averaged $29.72 during the year ended December 31, 2000 compared to $27.28 during the comparable period of 1999. In addition, monthly revenue for new services including high-speed data and interactive digital video caused revenue per customer to increase 82% to $2.36.

Programming and other operating costs increased $96.9 million or 132.3% to $170.1 million for the year ended December 31, 2000 from $73.2 million for the year ended December 31, 1999. The incremental expense resulting from the Kentucky systems approximated $62.3 million accounting for 64.3% of the expense increase and the consolidation of Insight Ohio accounted for approximately $19.0 million or 19.6% of the expense increase. Excluding these systems, programming and other operating costs increased by approximately $15.6 million or 21.3%, primarily as a result of increased programming rates and additional programming.

Selling, general and administrative expenses increased $38.1 million or 70.6% to $92.1 million for the year ended December 31, 2000 from $53.9 million for the year ended December 31, 1999. The incremental expense resulting from the Kentucky systems approximated $25.5 million accounting for 66.9% of the expense increase and the consolidation of Insight Ohio accounted for approximately $10.6 million or 27.8% of the expense increase. Excluding these systems, selling, general and administrative costs increased by approximately $2.0 million or 5.2%, primarily reflecting increased marketing activity and corporate expenses associated with new service introductions.

Depreciation and amortization expense increased $104.9 million or 79.9% to $236.2 million for the year ended December 31, 2000 from $131.3 million for the year ended December 31, 1999. This increase was primarily due to the acquisitions of the Kentucky and Ohio cable systems and additional capital expenditures associated with the rebuilds of our systems, partially offset by a decrease in depreciation expense attributable to a change in estimate as of January 1, 2000, which resulted in new assets being depreciated over longer lives.

For the year ended December 31, 2000, an operating loss of $22.1 million was incurred as compared to an operating loss of $35.1 million for the year ended December 31, 1999, primarily for the reasons set forth above. The operating loss for 1999 includes a one-time, non-cash compensation expense of $19.3 million that was recorded in the third quarter of 1999.

EBITDA increased $128.0 million or 156.2% to $210.0 million for the year ended December 31, 2000 from $81.9 million for the year ended December 31, 1999. This increase was primarily due to a full year of results of the Kentucky Systems and Ohio Systems reflected in 2000 and overall increased revenue partially offset by increased programming and other operating costs, primarily as a result of increased programming rates and additional programming.

Interest expense increased $58.5 million or 102.5% to $115.5 million for the year ended December 31, 2000 from $57.0 million for the year ended December 31, 1999. The increase was primarily due to higher average outstanding indebtedness related to the Kentucky acquisition and the consolidation of Insight Ohio. Average debt outstanding during the year ended December 31, 2000 was $1.3 billion at an average interest rate of 8.8%.

The benefit for income taxes was $33.8 million for the year ended December 31, 2000. The provision for income taxes was $31.6 million, which consisted primarily of a one-time, non-recurring charge recorded for deferred taxes upon the exchange of the limited partnership interests in Insight LP for our common stock at the time of our initial public offering.

For the year ended December 31, 2000, the net loss was $43.0 million, primarily for the reasons set forth above.

Liquidity and Capital Resources

Our business requires cash for operations, debt service, capital expenditures and acquisitions. The cable television business has substantial on-going capital requirements for the construction, expansion and maintenance of its broadband networks. Expenditures have primarily been used to upgrade our existing cable network, and in the future will be used for network extensions, new services, converters and network upgrades. Historically, we have been able to meet our cash requirements with cash flow from operations, borrowings under our credit facilities and issuances of private and public debt and equity.

On July 26, 1999, we completed our initial public offering of shares of common stock, generating gross proceeds of $648.0 million. We incurred approximately $41.0 million of underwriting discounts and expenses in connection with the offering, resulting in net proceeds of $607.0 million. The net proceeds were applied primarily toward the repayment of senior indebtedness and to finance our October 1, 1999 acquisition of the Kentucky cable television systems.

Cash provided by operations for the year ended December 31, 2001 and 2000 was $161.3 million and $91.6 million. The increase was primarily attributable to the AT&T Illinois Systems and the timing of cash receipts and payments related to working capital accounts.

Cash used in investing activities for the year ended December 31, 2001 and 2000 was $802.9 million and $279.8 million. The increase was primarily attributable to the purchase of cable television systems, net of cash acquired and increased capital expenditures relating to our recent system rebuilds.

Cash provided by financing activities for the year ended December 31, 2001 and 2000 was $806.4 million and $108.4 million. The increase was primarily attributable to net borrowings from credit facilities partially offset by repayment of debt associated with the purchase of cable television systems.

For the year ended December 31, 2001 and December 31, 2000, we spent $325.6 million and $262.2 million in capital expenditures largely to support our plant rebuild including interactive technology and telephone services, digital converter and modem purchases and, to a lesser extent, network extensions.

For the year ending December 31, 2002, it is anticipated that we will spend approximately $300.0 million on capital expenditures, including capital expenditures required for success-based deployment of new services and telephone services and the upgrade of the Illinois cable television systems, which will involve the wide deployment of fiber optics and other capital projects associated with implementing our clustering strategy.

We have concluded a number of financing transactions, which fully support our operating plan. These transactions are detailed as follows:

On October 1, 1999, in connection with the formation of Insight Midwest and our acquisition of a 50% interest in the Kentucky systems, Insight Midwest completed an offering of $200.0 million principal amount of its 9¾% senior notes due 2009. The net proceeds of the offering were used to repay certain outstanding debt of the Kentucky systems. On November 6, 2000, Insight Midwest completed an offering of $500.0 million principal amount of its 10½% senior notes due 2010. The net proceeds of the offering of $486.0 million were used to repay a portion of the Indiana and Kentucky credit facilities. Interest on the Insight Midwest 9¾% senior notes is payable on April 1 and October 1 of each year and interest on the Insight Midwest 10½% senior notes is payable on May 1 and November 1 of each year. The indentures relating to these senior notes impose certain limitations on the ability of Insight Midwest to, among other things, incur debt, make distributions, make investments and sell assets.

On January 5, 2001, we consummated the AT&T transactions with the AT&T cable subsidiaries. As a result of these AT&T transactions, the number of customers served by us increased by 355,000. In conjunction with the AT&T transactions, a subsidiary of Insight Midwest, Insight Midwest Holdings, LLC, which subsidiary serves as a holding company for all of Insight Midwest's systems other than the Columbus, Ohio system, consummated on January 5, 2001 a $1.75 billion credit facility from which it borrowed $663.0 million to repay the Indiana and Kentucky credit facilities and $685.0 million to finance the AT&T transactions.

The Midwest Holdings credit facility permits the distribution of cash from Midwest Holdings' subsidiaries to enable Insight Midwest to pay interest on its 9¾% senior notes and 10½% senior notes, so long as there exists no default under the credit facility. The Midwest Holdings credit facility contains covenants restricting, among other things, the ability of Midwest Holdings and its subsidiaries to acquire or dispose of assets, make investments and engage in transactions with related parties. The facility also requires compliance with certain financial ratios and contains customary events of default. As of December 31, 2001, we were in compliance with this credit facility's covenant requirements. Given current operating conditions and projected results of operations, we anticipate continued compliance under this credit facility agreement for the foreseeable future.

On February 6, 2001, we completed an offering of $400.0 million principal amount at maturity of 12¼% senior discount notes due 2011. These notes were issued at a discount to their principal amount at maturity resulting in gross proceeds to us of approximately $220.1 million. We utilized approximately $20.2 million of the proceeds to repay the outstanding amount of our inter-company loan from Insight Midwest, which we incurred in connection with the financing of the AT&T transactions. We intend to use the remaining proceeds for general corporate purposes, including joint ventures and/or strategic acquisitions. No cash interest on the discount notes will accrue prior to February 15, 2006. Thereafter, cash interest on the discount notes will accrue and be payable on February 15 and August 15 of each year, commencing August 15, 2006. The initial accreted value of the discount notes of approximately $220.1 million will increase until February 15, 2006 such that the accreted value will equal the principal amount of $400.0 million on February 15, 2006.

Insight Midwest acquired all of the common equity interests of Insight Ohio as part of the AT&T transactions. Insight Ohio is an unrestricted subsidiary under the indentures governing our and Insight Midwest's notes, and is prohibited by the terms of its indebtedness from making distributions to Insight Midwest. Insight Ohio has a $25.0 million reducing revolving credit facility that supports the Ohio system. The facility requires principal payments commencing in March 2003 through September 2004. As of December 31, 2001, $25.0 million was outstanding under this credit facility. Given current operating conditions and projected results of operations, we anticipate full compliance with this credit facility agreement for the foreseeable future.

Insight Holdings of Ohio LLC, a wholly-owned subsidiary of Insight Midwest, owns 100% of the common equity of Insight Ohio and Coaxial Communications of Central Ohio, Inc. owns 100% of the preferred equity of Insight Ohio. Such common and preferred equity was issued in August 1998 as part of a financing plan which resulted in (i) Coaxial Communications contributing the Ohio system to Insight Ohio; (ii) Coaxial Communications and Phoenix Associates, an affiliate of Coaxial Communications, issuing $140.0 million principal amount of 10% senior notes due 2006; (iii) Coaxial LLC and Coaxial Financing Corp., an affiliate of Coaxial LLC, issuing $55.9 million principal amount at maturity of 12⅞% senior discount notes due 2008; and (iv) the Coaxial 10% senior notes and the Coaxial 12⅞% senior discount notes being conditionally guaranteed by Insight Ohio.

Interest on the Coaxial 10% senior notes is payable on February 15 and August 15 of each year. The indenture governing the Coaxial 10% senior notes imposes certain limitations on the ability of Coaxial Communications, Phoenix and Insight Ohio to, among other things, incur debt, make distributions, make investments and sell assets. Interest on the Coaxial 12⅞% senior discount notes does not accrue and is not payable prior to August 15, 2003. Thereafter, cash interest on the Coaxial 12⅞% senior discount notes will be payable on February 15 and August 15 of each year, commencing on February 15, 2004. The indenture governing the Coaxial 12⅞% senior discount notes imposes certain limitations on the ability of Coaxial LLC, Coaxial Financing, Coaxial Communications and Insight Ohio to, among other things, incur debt, make distributions, make investments and sell assets. The ability of Coaxial to make scheduled payments with respect to the 10% senior notes and 12⅞% senior discount notes will depend on the financial and operating performance of Insight Ohio. The distributions on the Series A and B Preferred Interests equal the interest payments on the senior notes and senior discount notes.

We have a substantial amount of debt. Our high level of debt could have important consequences for you. Our investments in our operating subsidiaries, including Insight Midwest, constitute substantially all of our operating assets. Consequently, our subsidiaries conduct all of our consolidated operations and own substantially all of our operating assets. Our principal source of the cash we need to pay our obligations and to repay the principal amount of our obligations is the cash that our subsidiaries generate from their operations and their borrowings. Our subsidiaries are not obligated to make funds available to us and are restricted by the terms of their indebtedness from doing so. Our ability to access the cash flow of our subsidiaries may be contingent upon our ability to refinance the debt of our subsidiaries.

We believe that the Midwest Holdings Credit Facility, cash on-hand and our cash flow from operations are sufficient to support our current operating plan. We intend to continue to draw upon the $170.0 million of unused availability under the Midwest Holdings Credit Facility as discussed above to fund any shortfall resulting from the inability of Insight Midwest's cash from operations to fund its capital expenditures, meet its debt service requirements or otherwise fund its operations. In addition, as a result of our February 2001 offering of notes, we could provide additional funding support to Insight Midwest.

The following table summarizes our contractual obligations as of December 31, 2001, including periods in which the related payments are due (in thousands):

	2002	2003 to 2004	2005 to 2006	Thereafter	Total
Long-term debt	$ —	$ 85,000	$188,000	$2,432,000	$2,705,000
Capital leases	738	1,476	1,576	3,996	7,786
Operating leases	4,016	6,590	4,750	6,789	22,145
Preferred interests	14,000	35,193	175,387	66,659	291,239
Total cash obligations	$18,754	$128,259	$369,713	$2,509,444	$3,026,170

Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," which is effective for fiscal years beginning after December 15, 2001 and requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001 and changes the accounting for goodwill from an amortization method to an impairment only approach. In addition, the standard includes provisions, upon adoption, for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. For existing goodwill and other intangibles, we will adopt this pronouncement on January 1, 2002. As a result of this adoption, $2.36 billion of goodwill, which was to be amortized ratably through 2016, will cease. We adopted the non-amortization provision for goodwill contained within this pronouncement as of January 1, 2002. Application of the non-amortization provisions of SFAS No. 142 would have resulted in a decrease in net loss of $61.4 million ($1.02 per share) for the year ended December 31, 2001.

SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, we have six months from the date of adoption to complete the first step. The second step of the goodwill impairment test measures the amount of the impairment loss, measured as of the beginning of the year of adoption, if any, and must be completed by the end of our fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process that compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year, and pursuant to the requirements of SFAS No. 142 will be completed during the first quarter of 2002. Any loss resulting from the first step impairment test will be reflected as a cumulative effect of a change in accounting principle in the first quarter of 2002. We have not yet determined what effect these impairment tests will have on our consolidated financial position, results of operations and cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 supersedes FASB Statement No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions relating to the disposal of a segment of a business of Accounting Principles Board Opinion No. 30. We are currently assessing the impact of SFAS No. 144 on our consolidated financial position, results of operations and cash flows.

Critical Accounting Policies

The methods, estimates and judgments we use in applying our most critical accounting policies have a significant impact on the results we report in our consolidated financial statements. We evaluate our estimates and judgments on an on-going basis. We base our estimates on historical experience and on assumptions that we believe to be reasonable under the circumstances. Our experience and assumptions form the basis for our judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what we anticipate and different assumptions or estimates about the future could change our reported results. We believe the following accounting policies are the most critical to us, in that they are important to the portrayal of our financial statements and they require our most difficult, subjective or complex judgments in the preparation of our consolidated financial statements.

Fair Value of Assets Acquired and Liabilities Assumed in Purchase Combinations

The purchase combinations carried out by us require management to estimate the fair value of the assets acquired and liabilities assumed in the combinations. These estimates of fair value are based on our business plan for the entities acquired including planned redundancies, restructuring, use of assets acquired and assumptions as to the ultimate resolution of obligations assumed for which no future benefit will be received. We also utilize appraisal reports issued by independent appraisers. Should actual use of assets or resolution of obligations differ from our estimates, revisions to the estimated fair values would be required. If a change in estimate occurs after one year of the acquisition, the change would be recorded in our statement of operations.

Goodwill and Other Identifiable Intangibles

We assess the impairment of goodwill and other identifiable intangibles whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Some factors we consider important which could trigger an impairment review include the following:

- significant underperformance relative to expected historical or projected future operating results;
- significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
- significant negative industry or economic trends.

When we determine that the carrying value of goodwill and other identified intangibles may not be recoverable based upon the existence of one or more of the above indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002 we will cease to amortize goodwill and franchise costs arising from acquisitions completed prior to July 1, 2001. In lieu of amortization, we are required to perform an initial impairment review of our goodwill in 2002 and an annual impairment review thereafter. If we determine through the impairment review process that goodwill has been impaired, we would record the impairment charge in our statement of operations.

Investments

Periodically, we make strategic investments. All marketable securities are classified as available-for-sale securities and are carried at fair value. All other equity investments are carried at cost. Each quarter, we assess the value of these investments by using information acquired from industry trends, the management of these companies and other external sources. Based on the information acquired, we record an investment impairment charge when we believe an investment has experienced a decline in value that is other than temporary. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the investments that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future.

Fixed Assets

Fixed assets include costs capitalized for labor and overhead incurred in connection with the installation of cable systems and is stated at cost. Depreciation for buildings, cable system equipment, furniture, fixtures and office equipment is calculated using the straight-line method over estimated useful lives ranging from 3 to 30 years. Building improvements are amortized using the straight-line method over the shorter of the remaining terms of the leases or the estimated lives of the improvements.

In 2000, we changed the estimated useful lives of fixed assets that relate to our recent rebuild program. The changes in estimated useful lives were made to reflect our evaluation of the economic lives of the newly rebuilt plant in conjunction with industry practice. The weighted average useful lives of such fixed assets changed from approximately 5 years to approximately 11 years.

Risk Factors

We have substantial debt and have significant interest payment requirements, which may adversely affect our ability to obtain financing in the future to finance our operations and our ability to react to changes in our business.

We have a substantial amount of debt. The following table shows certain important credit statistics about us.

As of December 31, 2001

(dollars in thousands)	
Total debt, including preferred interests	$2,728,189
Stockholders' equity	646,030
Debt to equity ratio	4.2x

Our high level of combined debt could have important consequences for you, including the following:

- Our ability to obtain additional financing in the future for capital expenditures, acquisitions, working capital or other purposes may be limited;
- We will need to use a large portion of our revenues to pay interest on our borrowings, which will reduce the amount of money available to finance our operations, capital expenditures and other activities;
- Some of our debt has a variable rate of interest, which exposes us to the risk of increased interest rates; and
- Our indebtedness may limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions.

Our primary asset is a 50% stake in Insight Midwest, and our sole business is the management of Insight Midwest's cable television systems. We may be forced to liquidate Insight Midwest before our 12¼% senior discount notes mature.

Although our financial statements consolidate the results of Insight Midwest, we own only 50% of the outstanding partnership interests in Insight Midwest. The other 50% of Insight Midwest is owned by an indirect subsidiary of AT&T Broadband, an entity over which we have no control. As a result, although our financial statements include 100% of the revenues and EBITDA of Insight Midwest, we are only entitled to share in the results and assets of Insight Midwest to the extent of our partnership interest. Insight Midwest accounted for substantially all of our revenues and EBITDA in fiscal 2001. Our 50% interest in Insight Midwest constitutes substantially all of our operating assets. The only cash we receive directly from Insight Midwest is a management fee of 3% based on revenues of the cable television systems and reimbursement of expenses.

The Insight Midwest partnership agreement provides that at any time after December 31, 2005 either AT&T Broadband or Insight LP (our wholly owned subsidiary that owns our 50% interest in Insight Midwest) will have the right to cause a split-up of Insight Midwest, subject to a limited right of postponement held by the non-initiating partner. The split-up would reduce the cash flow from operations that we need to repay our debt, and could require us to make a change of control offer which we may be unable to finance.

We depend upon our operating subsidiaries for cash to fund our obligations.

Our investments in our operating subsidiaries, including Insight Midwest, constitute substantially all of our operating assets. Consequently, our subsidiaries conduct all of our consolidated operations and own substantially all of our consolidated assets. The principal source of the cash we need to pay our obligations is the cash that our subsidiaries generate from their operations and their borrowings. The ability of our operating subsidiaries to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Accordingly, we cannot assure you that our subsidiaries will generate cash flow from operations in amounts sufficient to enable us to pay our indebtedness.

Our ability to access the cash flow of our subsidiaries may be contingent upon our ability to refinance the debt of our subsidiaries, and we may be required to refinance certain indebtedness prior to maturity.

Our subsidiaries' ability to make payments to us will depend upon their operating results. Insight Midwest's ability to receive cash from its subsidiaries is restricted by the terms of the Midwest Holdings credit facility. The Midwest Holdings credit facility permits Midwest Holdings' subsidiaries to distribute cash to Insight Midwest, but only so long as there is no default under such credit facility. The terms of its indebtedness prohibit Insight Ohio from making distributions to Insight Midwest.

Even if Insight Midwest receives funds from its subsidiaries, there can be no assurance that Insight Midwest can or would distribute cash to us to make payments on the notes due to restrictions imposed by the indentures governing Insight Midwest's outstanding senior notes and the Insight Midwest partnership agreement. The indentures governing Insight Midwest's outstanding 10½% senior notes and 9¾% senior notes limit Insight Midwest's ability to distribute cash to us for any purpose. Furthermore, because we only own a 50% equity interest in Insight Midwest, the Insight Midwest partnership agreement provides that Insight Midwest may not pay dividends or make other distributions to us without the consent of our partner, AT&T Broadband. As a result, even if the creditors of Insight Midwest and its subsidiaries were to permit distributions to us, AT&T Broadband could prohibit any such distribution.

As a result, we cannot assure you that we will be able to access the cash flow of Insight Midwest and its subsidiaries to make payments on our 12¼% senior discount notes. If we are unable to refinance the indebtedness of Insight Midwest and its subsidiaries on terms that provide Insight Midwest with a greater ability to provide us with funds prior to August 15, 2006, we may not be able to make payments required under the 12¼% senior discount notes.

Furthermore, borrowings under the Midwest Holdings credit facility are secured and will mature prior to our and Insight Midwest's outstanding notes. Accordingly, we may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

The Midwest Holdings credit facility requires us to comply with various financial and operating restrictions which could limit our ability to compete as well as our ability to expand.

The Midwest Holdings credit facility contains covenants that restrict Midwest Holdings' subsidiaries ability to:

- distribute funds or pay dividends to Insight Midwest;
- incur additional indebtedness or issue additional equity;
- repurchase or redeem equity interests and indebtedness;
- pledge or sell assets or merge with another entity;
- create liens; and
- make certain capital expenditures, investments or acquisitions.

Such restrictions could limit our ability to compete as well as our ability to expand. The ability of Midwest Holdings' subsidiaries to comply with these provisions may be affected by events beyond our control. If they were to breach any of these covenants, they would be in default under the credit facility and they would be prohibited from making distributions to Insight Midwest.

We have a history of net losses, and may not be profitable in the future.

We have a history of net losses and expect to incur additional net losses in the future. We reported a net loss before taxes, extraordinary items and accruals of preferred interests of $115.3 million for the year ended December 31, 2001 and $116.7 million for the year ended December 31, 2000, on a pro forma basis after giving effect to the AT&T transactions.

We have and will continue to have a substantial amount of interest expense in respect of debt incurred and depreciation and amortization expenses relating to acquisitions of cable systems as well as expansion and upgrade programs. Such expenses have contributed to the net losses we experienced. We expect that we will continue to incur such non-operating expenses at increased levels as a result of our recent acquisitions and our network upgrade program, which expenses will result in continued net losses.

We have a limited history of operating our current cable television systems and these systems may not generate sales at or exceeding historical levels.

We are still in the process of integrating our newly purchased Illinois systems. The historical financial information of our systems may not fully indicate our future operating results. This makes it difficult for you to completely evaluate our performance.

Our programming costs are substantial and they may increase, which could result in a decrease in profitability if we are unable to pass that increase on to our customers.

In recent years the cable industry has experienced a rapid escalation in the cost of programming, and sports programming in particular. For 1998 through 2001, programming costs increased significantly. Our cable programming services are dependent upon our ability to procure programming that is attractive to our customers at reasonable rates. Programming costs may continue to escalate and we may not be able to pass programming cost increases on to our customers. Our financial condition and results of operations could be negatively affected by further increases in programming costs. Programming has been and is expected to continue to be our largest single expense item and accounted for approximately 45% of the total operating expenses for our systems for the year ended December 31, 2001.

The competition we face from other cable networks and alternative service providers may cause us to lose market share.

The impact from competition, particularly from direct broadcast satellite television systems and companies that overbuild in our market areas, has resulted in a decrease in customer growth rates as well as a loss of subscribers. The industry growth rate for basic customers for the years ended December 2001 and 2000 was 5.2% and 1.8% respectively, while satellite penetration as of December 2001 averaged 17.5% nationwide, up from 17.1% in December 2000. This in turn has negatively impacted our financial performance. Increased competition may continue to impact our financial performance. Many of our potential competitors have substantially greater resources than we do, and we cannot predict the market share our competitors will eventually achieve, nor can we predict their ability to develop products which will compete with our planned new and enhanced products and services such as high-speed data access, video-on-demand and telephone services.

Direct broadcast satellite service consists of television programming transmitted via high-powered satellites to individual homes, each served by a small satellite dish. Legislation permitting direct broadcast satellite operators to transmit local broadcast signals was enacted on November 29, 1999. This eliminates a significant competitive advantage that cable system operators have had over direct broadcast satellite operators. Direct broadcast satellite operators have begun delivering local broadcast signals in the largest markets and there are plans to expand such carriage to many more markets over the next year.

Since our cable systems are operated under non-exclusive franchises, competing operators of cable systems and other potential competitors, such as municipalities and municipal utility providers, may be granted franchises to build cable systems in markets where we hold franchises. Competition in geographic areas where a secondary franchise is obtained and a cable network is constructed is called "overbuilding." As of December 31, 2001, approximately 8.7% of the homes passed by our cable systems were overbuilt. An affiliate of Southern Indiana Gas and Electric Co. has overbuilt our Evansville, Indiana system and passes approximately 77,100 homes also passed by us. In addition, Knology, Inc. and TotaLink of Kentucky, LLC have each obtained a franchise to provide cable television service in the City of Louisville, Kentucky, where we operate a system, although these companies have not constructed cable systems. TotaLink of Kentucky, LLC is also in discussions with the Jefferson County local franchising authority to obtain a franchise to provide cable television in the same area as our system. In addition, WideOpenWest has overbuilt our Columbus, Ohio system and passes approximately 130,000 homes also passed by us. In our Illinois system, the city of Springfield is considering a municipal overbuild. We cannot predict what effect competition from these or future competitors will have on our business and operations.

We will face competition from providers of alternatives to our Internet and telephone services.

Several telephone companies are introducing digital subscriber line technology (also known as DSL), which allows Internet access over traditional phone lines at data transmission speeds greater than those available by a standard telephone modem. Although these transmission speeds are not as great as the transmission speeds of a cable modem, we believe that the transmission speeds of digital subscriber line technology are sufficiently high that such technology will compete with cable modem technology. We cannot predict the impact DSL technology will have on our Internet access services or on our operations.

As we expand our offerings to include telephone services, our AT&T Digital Phone branded telephone services will be subject to competition from existing providers, including both local exchange telephone companies and long-distance carriers. We cannot predict the extent to which the presence of these competitors will influence customer penetration in our telephone service areas.

We expect that the most significant competitors for our Internet access and telephone service offerings will be the existing local exchange telephone companies as well as resellers using the local exchange telephone companies' communications networks. These competitors are currently the predominant providers of Internet and telephone services in our markets.

We may be required to provide access to our networks to other Internet service providers, which could significantly increase our competition and adversely affect our ability to provide new products and services.

The U.S. Congress and the Federal Communications Commission have been asked to require cable operators to provide access over their cable systems to other Internet service providers. If we are required to provide open access, it could prohibit us from entering into or limit our existing agreements with Internet service providers, adversely impact our anticipated revenues from high-speed Internet access services and complicate marketing and technical issues associated with the introduction of these services. To date, the U.S. Congress and the Federal Communications Commission have declined to impose these requirements although the FCC has recently issued a notice of proposed rulemaking on this matter. This same open access issue is also being considered by some local franchising authorities and several courts. Franchise renewals and transfers could become more difficult depending upon the outcome of this issue.

Our business has been and continues to be subject to extensive governmental legislation and regulation, and changes in this legislation and regulation could increase our costs of compliance and reduce the profitability of our business.

The cable television industry is subject to extensive legislation and regulation at the federal and local levels, and, in some instances, at the state level, and many aspects of such regulation are currently the subject of judicial proceedings and administrative or legislative proposals. Operating in a regulated industry increases the cost of doing business generally. We may also become subject to additional regulatory burdens and related increased costs. As we continue to introduce additional communications services, we may be required to obtain federal, state and local licenses or other authorizations to offer such services. We may not be able to obtain such licenses or authorizations in a timely manner, or at all, or conditions could be imposed upon such licenses and authorizations that may not be favorable to us.

Members of management, as major stockholders, possess unequal voting rights resulting in the ability to control all major corporate decisions, and other stockholders may be unable to influence these corporate decisions.

We have two classes of common stock—Class A which carries one vote per share and Class B which carries ten votes per share. Our directors, executive officers, members of management and family members own all of the outstanding Class B common stock. As a result of their stock ownership, such holders of Class B common stock will have the power to elect all of our directors and control stockholder decisions on other matters such as amendments to our certificate of incorporation and bylaws, and mergers or other fundamental corporate transactions. The interests of our controlling stockholders, including our management, may conflict with the interests of the other holders of Class A common stock.

The disproportionate voting rights of the Class A common stock relative to the Class B common stock may make us a less attractive target for a takeover than we otherwise might be or render more difficult or discourage a merger proposal or a tender offer.

Quantitative and Qualitative Disclosure About Market Risk

Our revolving credit and term loan agreements bear interest at floating rates. Accordingly, we are exposed to potential losses related to changes in interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes. In order to manage our exposure to interest rate risk, we enter into derivative financial instruments, typically interest rate swaps and collars. The counter-parties to our swap and collar agreements are major financial institutions. As of December 31, 2001, our interest rate swap and collar agreements expire in varying amounts through July 2003.

The fair market value and carrying value of our 9¾% senior notes and 10½% senior notes was $984.0 million and $937.5 million as of December 31, 2001. The fair market value of our credit facility borrowings approximates its carrying value as the credit facility borrowings bear interest at floating rates of interest. As of December 31, 2001, the estimated fair value (cost if terminated) of our interest rate swap and collar agreements was approximately $(22.8) million, which represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices and is reflected in our financial statements as other non-current liabilities. Changes in the fair value of derivative financial instruments are either recognized in income or in stockholders' equity as a component of other comprehensive loss depending on whether the derivative financial instruments qualify for hedge accounting.

As of December 31, 2001, we had entered into interest rate swaps that approximated $500.0 million, or 31.2%, of our borrowings under all of our credit facilities. A hypothetical 100 basis point increase in interest rates along the entire interest rate yield curve would increase our annual interest expense by approximately $11.1 million.

Consolidated Balance Sheet

(dollars in thousands)

December 31,	2001	2000
Assets		
Cash and cash equivalents	$ 198,548	$ 33,733
Investments	18,080	27,846
Trade accounts receivable, net of allowance for doubtful accounts of $2,818 and $1,326 as of December 31, 2001 and 2000	22,918	18,169
Launch funds receivable	12,980	16,123
Prepaid expenses and other assets	18,363	12,178
Total current assets	270,889	108,049
Fixed assets, net	1,151,709	820,888
Intangible assets, net	2,397,053	1,270,632
Deferred financing costs, net of accumulated amortization of $5,259 and $3,537 as of December 31, 2001 and 2000	32,294	28,165
Other non-current assets	15,447	16,852
Total assets	$3,867,392	$2,244,586
Liabilities and Stockholders' Equity		
Accounts payable	$ 67,095	$ 46,158
Accrued expenses and other liabilities	23,793	12,191
Accrued property taxes	11,030	11,698
Accrued programming costs	24,287	23,527
Deferred revenue	8,673	4,069
Interest payable	21,940	20,705
Preferred interest distribution payable	5,250	5,250
Total current liabilities	162,068	123,598
Deferred revenue	12,262	14,605
Deferred income taxes	—	60,824
Debt	2,542,476	1,372,523
Other non-current liabilities	62,964	—
Commitments and contingencies		
Minority interest	255,879	(47,925)
Preferred interests	185,713	180,281
Stockholders' equity:		
Preferred stock; $.01 par value; 100,000,000 shares authorized; no shares issued and outstanding as of December 31, 2001 and 2000	—	—
Common stock; $.01 par value:		
Class A—300,000,000 shares authorized; 50,266,162 and 49,957,180 shares issued and outstanding as of December 31, 2001 and 2000	502	500
Class B—100,000,000 shares authorized; 9,977,537 and 10,226,050 shares issued and outstanding as of December 31, 2001 and 2000	100	102
Additional paid-in capital	851,936	655,253
Accumulated deficit	(189,964)	(115,175)
Accumulated other comprehensive loss	(16,544)	—
Total stockholders' equity	646,030	540,680
Total liabilities and stockholders' equity	$3,867,392	$2,244,586

See accompanying notes.

Consolidated Statements of Operations

(in thousands, except per share amounts)

Year Ended December 31,	2001	2000	1999
Revenue	$ 704,379	$ 476,186	$242,693
Operating costs and expenses:			
Programming and other operating costs	258,934	170,071	73,208
Selling, general and administrative	129,044	92,014	53,946
Non-recurring high-speed data charges	3,785	—	—
Non-cash compensation and related charges	—	—	19,285
Depreciation and amortization	383,449	236,242	131,308
Total operating costs and expenses	775,212	498,327	277,747
Operating loss	(70,833)	(22,141)	(35,054)
Other income (expense):			
Gain (loss) on cable systems exchange	34,178	(956)	15,799
Interest expense	(213,045)	(115,524)	(57,053)
Interest income	7,315	5,771	6,655
Other	(2,320)	(294)	(345)
Total other expense, net	(173,872)	(111,003)	(34,944)
Loss before minority interest, investment activity, income taxes and extraordinary item	(244,705)	(133,144)	(69,998)
Minority interest	141,314	67,773	31,339
Equity in losses of investees	(2,031)	(3,830)	(13,963)
Impairment write-down of investments	(9,899)	(88,554)	—
Gain on sale of equity investment	—	80,943	—
Loss before income taxes and extraordinary item	(115,321)	(76,812)	(52,622)
Benefit (provision) for income taxes	46,618	33,825	(31,586)
Loss before extraordinary item	(68,703)	(42,987)	(84,208)
Extraordinary loss from early extinguishment of debt, net of tax	(6,086)	—	—
Net loss	(74,789)	(42,987)	(84,208)
Accrual of preferred interests	(19,432)	(18,725)	(7,118)
Net loss attributable to common stockholders	$ (94,221)	$ (61,712)	$ (91,326)
Basic and diluted loss per share before extraordinary item	$ (1.47)	$ (1.03)	$ (2.58)
Basic and diluted loss per share related to extraordinary item	$ (.10)	$ —	$ —
Basic and diluted loss per share attributable to common stockholders	$ (1.57)	$ (1.03)	$ (2.58)
Basic and diluted weighted average shares outstanding	60,202	59,703	35,417

See accompanying notes.

Consolidated Statements of Changes in Partners' Deficit/Stockholders' Equity

(in thousands, except per share amounts)

	General Partner	Limited Partners	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Balance at January 1, 1999	$(527)	$ (7,401)					$ (7,928)
Net loss	(120)	(11,900)			$ (72,188)		(84,208)
Unrealized gain on investments						$ 3,168	3,168
Total comprehensive loss							(81,040)
Accretion of redeemable Class B units	(71)	(7,047)					(7,118)
Recapitalization	718	26,348	$219	$ (27,285)			—
Issuance of common stock in exchange for redeemable units			110	58,327			58,437
Compensation associated with issuance of common stock to employees				18,715			18,715
Issuance of common stock in initial public offering			265	606,729			606,994
Balance at December 31, 1999	—	—	594	656,486	(72,188)	3,168	588,060
Net loss					(42,987)		(42,987)
Impairment of investments						(3,168)	(3,168)
Total comprehensive loss							(46,155)
Issuance of common stock in acquisition of equity interest			8	17,492			17,500
Accrual of preferred interests				(18,725)			(18,725)
Balance at December 31, 2000	—	—	602	655,253	(115,175)	—	540,680
Net loss					(74,789)		(74,789)
Unrealized loss on investments						(3,118)	(3,118)
Transition adjustment loss on adoption of SFAS No. 133, net of tax						(1,108)	(1,108)
Unrealized loss on interest rate swaps, net of tax						(12,318)	(12,318)
Total comprehensive loss							(91,333)
Issuance of common stock to 401(k) plan				768			768
Issuance of common stock through exercise of stock options and as stock compensation				399			399
Contribution of capital associated with AT&T transactions (Note 3)				214,948			214,948
Accrual of preferred interests				(19,432)			(19,432)
Balance at December 31, 2001	**$ —**	**$ —**	**$602**	**$851,936**	**$(189,964)**	**$(16,544)**	**$646,030**

See accompanying notes.

Consolidated Statements of Cash Flows

(in thousands)

Year Ended December 31,	2001	2000	1999
Operating Activities:			
Net loss	$ (74,789)	$ (42,987)	$ (84,208)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation and amortization	383,449	236,242	131,308
Non-cash compensation	—	—	18,715
Equity in losses of investees	2,031	3,830	13,963
Impairment of investments	9,899	88,554	—
Loss (gain) on cable systems exchange	(34,178)	956	(15,799)
Gain on sale of equity investment	—	(80,943)	—
Extraordinary loss from early extinguishment of debt, net of tax	6,086	—	—
Minority interest	(141,314)	(67,774)	(31,339)
Provision for losses on trade accounts receivable	12,093	8,655	3,038
Contribution of stock to 401(k) Plan	768	—	—
Amortization of note discount	24,770	(722)	—
Deferred income taxes	(47,266)	(33,825)	31,328
Changes in operating assets and liabilities, net of the effect of acquisitions:			
Trade accounts receivable	(13,375)	(14,012)	7,225
Launch fund receivable	3,111	(9,052)	(5,597)
Prepaid expenses and other assets	(5,631)	2,111	(19,187)
Accounts payable	20,937	(7,409)	11,922
Accrued expenses and other liabilities	14,734	8,008	35,079
Net cash provided by operating activities	161,325	91,632	96,448
Investing Activities:			
Purchase of fixed assets	(325,581)	(262,241)	(135,929)
Purchase of intangible assets	(3,069)	(3,978)	(9,209)
Investment in equity securities	(10,725)	(11,873)	(29,337)
Purchase of cable television systems, net of cash acquired	(463,500)	(1,718)	(342,012)
Net cash used in investing activities	(802,875)	(279,810)	(516,487)
Financing Activities:			
Net proceeds from initial public offering	—	—	606,994
Distributions of preferred interests	(14,000)	(14,000)	—
Proceeds from borrowings under credit facilities	1,580,000	124,400	22,000
Repayment of credit facilities	(654,900)	(488,500)	(307,634)
Proceeds from issuance of notes	220,084	492,500	200,000
Exercise of stock options	223	—	—
Repayment of debt associated with cable system transactions	(306,158)	—	—
Principal payments on capital leases and other non-current liabilities	(574)	—	—
Debt issuance costs	(18,310)	(6,000)	(7,712)
Net cash provided by financing activities	806,365	108,400	513,648
Net increase (decrease) in cash and cash equivalents	164,815	(79,778)	93,609
Cash and cash equivalents, beginning of year	33,733	113,511	19,902
Cash and cash equivalents, end of year	$ 198,548	$ 33,733	$ 113,511

See accompanying notes.

1. Organization and Basis of Presentation

On July 26, 1999, we completed our initial public offering ("IPO") of Class A common stock in which we sold approximately 26.5 million shares of our common stock. Offering proceeds net of underwriting discounts and other offering expenses totaled $607.0 million and were applied primarily toward the repayment of senior indebtedness and to finance the October 1, 1999 acquisition of the Kentucky Systems (Note 3). Prior to the IPO, we operated as a limited partnership. We were reconstituted as a corporation upon the completion of our IPO, at which time all of the limited partnership's units were exchanged for shares of common stock.

Through our wholly-owned subsidiary, Insight Communications Company, L.P. ("Insight LP"), we own a 50% interest in Insight Midwest, L.P. ("Insight Midwest"), which through its subsidiaries, Insight Communications Midwest, LLC ("Insight Communications Midwest"), Insight Communications of Kentucky, L.P. ("Insight Kentucky") and Insight Communications of Central Ohio, LLC ("Insight Ohio"), owns and operates cable television systems in Indiana, Kentucky, Ohio, Illinois and Georgia which passed approximately 2.2 million homes and served approximately 1.3 million customers as of December 31, 2001. Our other wholly owned subsidiary, Insight Interactive LLC ("Insight Interactive") owns a 50% equity interest in SourceSuite LLC (Note 5), which is accounted for under the equity method of accounting.

2. Significant Accounting Policies

Basis of Consolidation

The consolidated financial statements include our accounts and those of our wholly owned subsidiaries. Insight Midwest is equally owned by Insight LP and by AT&T Broadband, LLC, through its indirect subsidiary TCI of Indiana Holdings, LLC (collectively "AT&T Broadband"). Insight LP is the general partner of Insight Midwest and effectively controls all operating and financial decisions pertaining to Insight Midwest. Accordingly, the results of Insight Midwest are included in our consolidated financial statements. Through Insight LP, we manage all of Insight Midwest's systems and also manage systems owned by an affiliate of AT&T Broadband. The minority interest represents AT&T Broadband's 50% ownership interest in Insight Midwest. Inter-company balances and transactions have been eliminated in consolidation.

Revenue Recognition

Revenue includes fees received for service, connections and providing advertising spots. Service fees are recorded in the month the services are provided to customers. Connection fees are charged for the hook-up of new customers and are recognized as current revenues. Advertising fees are recorded in the month advertising spots are aired.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments

Investments consist of debt and equity securities (Note 5). All marketable investments are classified as available-for-sale under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." In accordance with SFAS No. 115, available-for-sale securities are carried at fair value, with unrealized gains and losses, net of income taxes, reported as a separate component of stockholders' equity. Fair value is based on quoted market prices. The amortized cost of debt securities is adjusted for the accretion of discounts. Such accretion, as well as interest, is included in interest income. All other equity investments are carried at cost.

Fixed Assets

Fixed assets include costs capitalized for labor and overhead incurred in connection with the installation of cable systems and is stated at cost (Note 6). Depreciation for buildings, cable system equipment, furniture, fixtures and office equipment is calculated using the straight-line method over estimated useful lives ranging from 3 to 30 years. Building improvements are amortized using the straight-line method over shorter of the remaining terms of the leases or the estimated lives of the improvements.

The carrying value of fixed assets is reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value of the fixed assets will not be recovered from our undiscounted future cash flows, an impairment loss would be recognized for the amount that the asset's carrying value exceeds its fair value. We believe that no impairment of fixed assets existed as of December 31, 2001 or 2000.

Effective January 1, 2000, we changed the estimated useful lives of fixed assets that relate to our recent rebuild program. The changes in estimated useful lives were made to reflect our evaluation of the economic lives of the newly rebuilt plant in conjunction with industry practice. The weighted average useful lives of such fixed assets changed from approximately 5 years to approximately 11 years. This change was made on a prospective basis and resulted in a reduction of our net loss for the year ended December 31, 2000 of $13.3 million or $0.22 per share.

Depreciation expense for the years ended December 31, 2001, 2000 and 1999 was $182.5 million, $135.9 million and $64.8 million.

Intangible Assets
Intangible assets consist of franchise costs and goodwill (Note 6). Costs incurred in negotiating and renewing franchise agreements are capitalized and amortized over the life of the franchise agreements. Franchise costs and goodwill acquired through the purchase of cable television systems are amortized using the straight-line method over a period of up to 15 years. We believe these intangible assets have indefinite lives and will not be subject to amortization effective January 1, 2002, in connection with our adoption of SFAS No. 142, discussed below.

The carrying value of intangible assets is reviewed if facts and circumstances suggest that they may be impaired. If this review indicates that the carrying value of the intangible assets will not be recovered from our undiscounted future cash flows, an impairment loss would be recognized for the amount that the asset's carrying value exceeds its fair value. We believe that no impairment of intangible assets existed as of December 31, 2001 or 2000.

Deferred Financing Costs
Deferred financing costs relate to costs, primarily legal and bank facility fees, incurred in negotiating and securing bank loans and other sources of financing. These costs are amortized over the life of the applicable debt.

Comprehensive Loss
We own common stock and debt securities that are classified as available-for-sale and reported at market value, with net unrealized gains and losses recorded as components of comprehensive loss. Additionally, we record the effective portion of certain derivatives' net unrealized gains and losses as components of comprehensive loss. Comprehensive loss is presented in the accompanying consolidated statements of changes in partners' deficit/stockholders' equity. The cumulative amount of comprehensive loss is presented in the accompanying consolidated balance sheets as accumulated other comprehensive loss.

Loss Per Share
As a result of our IPO in 1999, loss per share is presented in the accompanying statements of operations for the year ended December 31, 1999 as if a conversion of securities from partnership units to common shares occurred at January 1, 1999. Basic and diluted loss per share is computed using average shares outstanding during the period that includes the effect of the new shares issued in connection with our IPO.

Basic loss per share is computed using average shares outstanding during the period. Diluted loss per share is equal to basic loss per share as we had generated net losses for the years ended December 31, 2001, 2000 and 1999, thereby making the potential effects of dilutive securities anti-dilutive. Securities that could potentially dilute basic earnings per share in the future include employee stock options (Note 11).

Income Taxes
Deferred income taxes are provided for using the liability method. Under this approach, differences between the financial statements and tax bases of assets and liabilities are determined annually, and deferred income tax assets and liabilities are recorded for those differences that have future tax consequences. Valuation allowances are established, if necessary, to reduce deferred tax assets to an amount that will more likely than not be realized in future periods. Income tax expense is comprised of the current tax payable or refundable for the period plus or minus the net change in deferred tax assets and liabilities.

During the year ended December 31, 1999 in connection with our IPO, a one time non-recurring charge of $39.5 million was recorded for deferred taxes upon the exchange of the limited partnership interests in Insight LP for our common stock (Note 9).

Marketing and Promotional
Marketing and promotional costs are expensed as incurred. Marketing and promotional expenses for the years ended December 31, 2001, 2000 and 1999 were $17.4 million, $13.8 million and $5.5 million.

Recent Accounting Pronouncements
In July 2001, the FASB issued SFAS No. 141, "Business Combinations," which is effective for fiscal years beginning after December 15, 2001 and requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method.

In July 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 142, "Goodwill and Other Intangible Assets," which is effective for fiscal years beginning after December 15, 2001 and changes the accounting for goodwill from an amortization method to an impairment only approach. In addition, the standard includes provisions, upon adoption, for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. For existing goodwill and other intangibles, we will adopt this pronouncement on January 1, 2002. As a result of this adoption, $2.36 billion of goodwill, which was to be amortized ratably through 2016, will cease. We adopted the non-amortization provision for goodwill contained within this pronouncement as of January 1, 2002. Application of the non-amortization provisions of SFAS No. 142 would have resulted in a decrease in net loss of $61.4 million ($1.02 per share) for the year ended December 31, 2001.

SFAS No. 142 requires that goodwill be tested annually for impairment using a two-step process. The first step is to identify a potential impairment and, in transition, this step must be measured as of the beginning of the fiscal year. However, we have six months from the date of adoption to complete the first step. The second step of the goodwill impairment test measures the amount of the impairment loss, measured as of the beginning of the year of adoption, if any, and must be completed by the end of our fiscal year. Intangible assets deemed to have an indefinite life will be tested for impairment using a one-step process that compares the fair value to the carrying amount of the asset as of the beginning of the fiscal year, and pursuant to the requirements of SFAS No. 142 will be completed during the first quarter of 2002. Any loss resulting from the first step impairment test will be reflected as a cumulative effect of a change in accounting principle in the first quarter of 2002. We have not yet determined what effect these impairment tests will have on our consolidated financial position, results of operations and cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective for fiscal years beginning after December 15, 2001. SFAS No. 144 supersedes FASB Statement No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions relating to the disposal of a segment of a business of Accounting Principles Board Opinion No. 30. We are currently assessing the impact of SFAS No. 144 on our consolidated financial position, results of operations and cash flows.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year's presentation.

3. Insight Midwest

In September 1999, Insight Midwest was formed to serve as the holding company and a financing vehicle for our cable television system joint venture with an indirect subsidiary of AT&T Broadband. As of January 1, 2001, Insight Midwest was comprised of systems located in Indiana, Kentucky, Ohio, Illinois and Georgia. Insight Midwest is equally owned by Insight LP and AT&T Broadband.

Indiana Systems

On October 31, 1998, Insight LP and AT&T Broadband contributed certain of their cable television systems located in Indiana and Northern Kentucky (the "Indiana Systems" or "Insight Indiana") to form Insight Indiana in exchange for a 50% equity interest. The cable television systems contributed to Insight Indiana by Insight LP included the Jasper and Evansville systems that were acquired by Insight LP from AT&T Broadband on October 31, 1998 and the Noblesville, Jeffersonville and Lafayette systems already owned by Insight LP (the "Insight Contributed Systems").

On February 1, 1999, Insight LP exchanged its Oldham Kentucky cable system ("Oldham") servicing approximately 8,500 subscribers for Intermedia Partners of Kentucky LP's Henderson, Kentucky cable system ("Henderson") servicing approximately 10,600 subscribers. Further, on March 22, 1999, Insight LP exchanged its Franklin, Virginia cable system ("Franklin") servicing approximately 9,200 subscribers for Falcon Cable's Scottsburg ("Scottsburg") Indiana system servicing approximately 4,100 subscribers. These transactions have been accounted for by Insight LP as sales of the Franklin and Oldham systems and purchases of the Scottsburg and Henderson systems. Accordingly, the assets of the Scottsburg and Henderson systems have been included in the accompanying consolidated balance sheets at their fair values ($31.3 million) and Insight LP recognized a gain on the sale of the Franklin and Oldham systems of $16.0 million, that represents the difference between the carrying value of the Franklin and Oldham systems and their fair value. The Scottsburg and Henderson Systems purchase price was allocated to the cable television assets acquired in relation to their fair values as increases in fixed assets of $5.7 million and franchise costs of $25.6 million. Franchise costs arising from the acquisition of the Scottsburg and Henderson systems are being amortized over a period of 15 years.

On March 31, 1999, Insight LP acquired Americable International of Florida Inc.'s Portland, Indiana and Fort Recovery, Ohio cable systems ("Portland") servicing approximately 6,100 subscribers for $10.9 million. The purchase price was allocated to the cable television assets acquired in relation to their fair values as increases in fixed assets of $2.3 million and franchise costs of $8.6 million.

On October 1, 1999, as part of a joint venture restructuring involving the Kentucky Systems (discussed below), Insight Indiana became a wholly owned subsidiary of Insight Midwest. Pursuant to the terms of their respective operating agreements, Insight Midwest and Insight Indiana will continue for a twelve-year term through October 1, 2011, unless extended by Insight LP and AT&T Broadband.

In connection with this joint venture restructuring, the historical carrying values of the Indiana Systems contributed by AT&T Broadband were increased by an amount equivalent to 50% of the difference between the fair value of such systems and their respective carrying values ($89.1 million) as of October 31, 1998. In addition, the historical values of the Insight Contributed Systems were increased by $44.3 million, an amount equivalent to 50% of the difference between the fair value of such systems and their respective carrying values as of October 31, 1998. The aggregate step-up to fair value (including the step-up recorded in connection with the acquisition of the Jasper and Evansville systems) was allocated to the cable television assets contributed by AT&T Broadband in relation to their fair values as increases in fixed assets of $58.0 million and franchise costs of $181.6 million. Neither Insight LP nor AT&T Broadband is contractually required to contribute additional capital to Insight Midwest and, because Insight Midwest is a limited partnership, neither Insight LP nor AT&T Broadband is liable for the obligations of Insight Indiana.

On January 11, 2001, Insight Midwest acquired Cable One, Inc.'s Greenwood Indiana cable system serving approximately 14,800 customers for $62.0 million. The purchase price was allocated to the cable television assets acquired in relation to their fair values as increases in fixed assets and franchise costs.

Kentucky Systems

On October 1, 1999, Insight LP acquired a combined 50% interest in InterMedia Capital Partners VI, LP (the "IPVI Partnership") from related parties of Blackstone Cable Acquisition Company, LLC, InterMedia Capital Management VI, LLC and a subsidiary and related party of AT&T Broadband, for $341.5 million (inclusive of expenses). Insight Midwest assumed debt of $742.1 million (the total debt of the IPVI Partnership) in connection with this transaction. The IPVI Partnership, through several intermediary partnerships, owned and operated cable television systems in four major markets in Kentucky: Louisville, Lexington, Bowling Green and Covington (the "Kentucky Systems" or "Insight Kentucky").

On October 1, 1999, concurrently with this acquisition, the Kentucky Systems were contributed to Insight Midwest. As a result of the IPVI Partnership's historical ownership structure, the Kentucky Systems are owned and operated by Insight Kentucky Partners II, LP, a subsidiary partnership of Insight Midwest. The Kentucky Systems and each of the other Kentucky partnerships also have twelve-year terms through October 1, 2011, unless extended by Insight and AT&T Broadband.

The assets of the Kentucky Systems have been valued based on the purchase price and have been allocated between fixed and intangible assets based on our evaluation of each individual operating system including such factors as the age of the cable plant, the progress of rebuilds and franchise relations. This resulted in a step-up in the carrying values of fixed assets of $160.3 million and intangible assets of $272.1 million. Franchise costs arising from this transaction are being amortized over 15 years.

Illinois Systems

Effective January 1, 2001, Insight Midwest completed a series of transactions with Insight LP and AT&T Broadband for the acquisition of additional cable television systems, primarily located in the state of Illinois, valued at approximately $2.2 billion (the "AT&T transactions"), inclusive of systems valued at approximately $775.8 million, contributed by Insight LP. The AT&T transactions were financed through a credit facility established on January 5, 2001, the Midwest Holdings Credit Facility (Note 7). As a result of the AT&T transactions, Insight Midwest acquired all of Insight LP's wholly owned systems serving approximately 280,000 customers, including systems that Insight LP purchased from AT&T Broadband. At the same time, Insight Midwest acquired from AT&T Broadband systems serving approximately 250,000 customers.

In connection with the systems Insight LP purchased from AT&T Broadband that included approximately 105,000 customers, we recorded the purchased systems' respective assets and liabilities, including debt incurred in connection with the purchase, at their respective fair values. The purchase price of $393.5 million was allocated to the cable television assets acquired in relation to their fair values as increases in fixed assets of $52.3 million and franchise costs of $341.2 million. Franchise costs arising from this acquisition are being amortized over a period of 15 years.

Concurrently with the completion of Insight LP's purchase of systems from AT&T Broadband, Insight LP contributed such systems, along with all of its wholly owned systems serving approximately 175,000 customers, to Insight Midwest. The total value of such contributed systems was $1.2 billion. The assets and liabilities, including debt assumed, of such contributed systems' continue to be recorded at their respective carrying values, as these systems remain within the consolidated group. We recorded a reduction in paid-in capital of $113.8 million equal to 50% of the carrying value of such net assets contributed to Insight Midwest, representing the interest owned by AT&T Broadband (minority interest) through its investment in Insight Midwest.

Concurrently, AT&T Broadband contributed directly to Insight Midwest certain Illinois systems serving approximately 250,000 customers. The total value of such contributed systems was $983.3 million. We recorded an addition to paid-in capital and a reduction to our minority interest liability equal to $328.8 million, representing the value of net assets contributed attributable to AT&T Broadband's 50% interest in Insight Midwest. Insight Midwest recorded 100% of the assets and liabilities (including debt assumed of $306.2 million) of such systems contributed at their respective fair values. The fair value of $983.3 million was allocated to the cable television assets acquired in relation to their fair values as increases in fixed assets of $116.1 million and franchise costs of $867.2 million. Franchise costs arising from this acquisition are being amortized over a period of 15 years.

Both Insight LP and the AT&T cable subsidiaries contributed their respective systems to Insight Midwest subject to an amount of indebtedness such that Insight Midwest remains equally owned by Insight LP and AT&T Broadband. The total debt assumed by Insight Midwest of $654.5 million was financed with the proceeds from the Midwest Holdings Credit Facility (Note 7).

As part of the AT&T transactions, we exchanged our Claremont, California cable television system, serving approximately 8,400 customers, for AT&T Broadband's Freeport, Illinois system, serving approximately 10,000 customers, each valued at approximately $38.0 million. This system exchange was accounted for by Insight LP as a sale of its Claremont system and a purchase of the Freeport system. We recorded a gain of approximately $34.2 million in connection with this transaction.

Ohio Systems

On August 21, 1998, Insight LP and Coaxial Communications of Central Ohio, Inc. ("Coaxial") entered into a contribution agreement (the "Coaxial Contribution Agreement") pursuant to which Coaxial contributed to Insight Ohio (a newly formed limited liability company) substantially all of the assets and liabilities of its cable television systems located in Columbus, Ohio and Insight LP contributed to Insight Ohio $10.0 million in cash. As a result of the Coaxial Contribution Agreement, Coaxial owned 25% of the non-voting common equity and Insight LP, through its subsidiary Insight Holdings of Ohio, LLC, owned 75% of the non-voting common equity of Insight Ohio. In addition, Coaxial also received two separate series of voting preferred equity (Series A Preferred Interest—$140 million and Series B Preferred Interest—$30 million) of Insight Ohio (collectively, the "Voting Preferred Interests").

The Voting Preferred Interests provides for cash distributions to Coaxial and certain of its affiliates as follows: Series A—10% and Series B—12⅞%. Insight Ohio cannot redeem the Voting Preferred Interests without the permission of Coaxial; however, Insight Ohio will be required to redeem the Series A Preferred Interests in August 2006 and the Series B Preferred Interest in August 2008. Coaxial has pledged the Series A Preferred Interest as security for $140.0 million of 10% Senior Notes due in 2006 issued by Coaxial and its affiliate ("Senior Notes"). Coaxial's majority shareholder has pledged Coaxial's stock as security for $55.9 million of aggregate principal amount at maturity of 12⅞% Senior Discount Notes due in 2008 issued by Coaxial's majority shareholder and its affiliate ("Senior Discount Notes"). The Senior Notes and Senior Discount Notes are conditionally guaranteed by Insight Ohio.

On August 8, 2000, Insight Ohio purchased Coaxial's 25% non-voting common equity interest. The purchase price was 800,000 shares of our common stock and cash in the amount of $2.6 million. In connection with the purchase, Insight Ohio's operating agreement was amended to, among other things, remove certain participating rights of the principals of Coaxial and certain of its affiliates (the "Coaxial Entities"). Additionally, the agreement was amended to incorporate 70% of Insight Ohio's total voting power into the common equity interests of Insight Ohio and 30% of Insight Ohio's total voting power into the Preferred Interests of Insight Ohio.

As a result of this transaction, the financial results of Insight Ohio have been consolidated with our financial results effective January 1, 2000, with minority interest recorded for the 25% common interest owned by Coaxial through August 8, 2000. In connection with this transaction, Insight LP recorded a step-up in fair value of Insight Ohio's assets of $229.2 million, which represents the difference between the purchase price and its equity in Insight Ohio's net assets in excess of Insight Ohio's net assets. This amount has been allocated to franchise costs and goodwill and is being amortized over a period of 12 years.

Although the financial results of Insight Ohio for 2000 have been consolidated as a result of this transaction, for financing purposes, Insight Ohio is an unrestricted subsidiary of ours and is prohibited by the terms of its indebtedness from making distributions to us. Insight Ohio's conditional guarantee of the Senior Notes and the Senior Discount Notes remains in place.

If at any time the Senior Notes or Senior Discount Notes are repaid or significantly modified, or in any case after August 15, 2008, the principals of the Coaxial Entities may require us to purchase their interests in the Coaxial Entities for a purchase price equal to the difference, if any, of $32.6 million less the then market value of the 800,000 shares of our common stock issued on August 8, 2000. The fair value of such contingent consideration was $7.1 million.

Although Insight LP manages and controls the day-to-day operations of Insight Ohio, up until August 8, 2000, the shareholders of Coaxial had significant participating rights, including voting power. Consequently, through December 31, 1999, Insight LP accounted for its investment in Insight Ohio under the equity method. In addition, Insight LP amortized the difference between its initial $10.0 million investment and its 75% interest in Insight Ohio's deficiency in assets.

Accordingly, the accompanying statement of operations for the year ended December 31, 1999 include Insight LP's share of Insight Ohio's net loss and the aforementioned amortization of deficiency in assets of $4.6 million and $8.6 million.

4. Pro Forma Results of Operations

Our unaudited pro forma results of operations for the years ended December 31, 2001 and 2000, assuming the acquisition of the Illinois systems and the Greenwood, Indiana system occurred as of January 1, 2000 and excluding the effect of the gain on cable system exchange (Note 3) recorded in the year ended December 31, 2001 were as follows (in thousands, except per share amounts):

Year Ended December 31,	2001	2000
Revenue	$ 704,587	$667,415
Loss before extraordinary item and accrual of preferred interests	(89,254)	(73,827)
Net loss attributable to common stockholders	(114,772)	(92,552)
Basic and diluted loss per share attributable to common stockholders	(1.91)	(1.55)

Our unaudited pro forma results of operations for the years ended December 31, 2000 and 1999, assuming the acquisitions of the Kentucky and Ohio systems and each of the other 1999 acquisitions and exchanges described in Note 3 occurred as of January 1, 1999 were as follows (in thousands, except per share data):

Year Ended December 31,	2000	1999
Revenue	$476,186	$ 448,322
Loss before accrual of preferred interests	(42,987)	(107,552)
Net loss attributable to common stockholders	(61,712)	(126,277)
Basic and diluted loss per share attributable to common stockholders	(1.03)	(3.49)

5. Investments

SourceSuite and Liberate

Effective November 17, 1999, Insight Interactive entered into a Contribution Agreement with Source Media, Inc. ("Source Media"), providing for the creation of a joint venture, SourceSuite LLC ("SourceSuite"). Under the terms of the Contribution Agreement, Source Media contributed its Virtual Modem 2.5 software and the Interactive Channel products and services, including SourceGuide and LocalSource television content. We contributed $13.0 million in equity financing for 50% of the equity in the joint venture.

On March 3, 2000, pursuant to a merger of the joint venture with a subsidiary of Liberate Technologies ("Liberate"), SourceSuite sold all of its VirtualModem assets in exchange for the issuance to each of Insight Interactive and Source Media of 886,000 shares of Liberate common stock.

SourceSuite continues to own and operate its programming assets, LocalSource and SourceGuide, and has preferred content and programming services agreements with Liberate. As a result of this transaction, we recorded a gain on sale of joint venture assets of $80.9 million in the year ended December 31, 2000. In addition, on December 31, 2000, we recorded an impairment write-down of $74.1 million to reflect an other-than-temporary decline in the value of our investment in Liberate. This impairment write-down was calculated as the difference between the fair value of the Liberate shares as of December 31, 2000 as compared to March 3, 2000, the date we received the shares. As of December 31, 2001, the carrying amount of our investment in Liberate was $10.2 million, net of unrealized losses of $3.1 million.

In connection with the Contribution Agreement, on November 17, 1999, we purchased 842,105 shares of Source Media common stock at $14.25 per share, representing approximately 6% of Source Media's outstanding stock, for a purchase price of $12.0 million in cash.

We have accounted for our investment in SourceSuite under the equity method of accounting. Accordingly, the accompanying statements of operations for the years ended December 31, 2001 and 2000 include losses of $2.0 million and $3.8 million that represents our 50% share of SourceSuite's net loss. As of December 31, 2001, through equity method accounting, our investment in SourceSuite has a carrying value of $741,000.

On December 31, 2000, we recorded an impairment write-down of $11.2 million to reflect an other-than-temporary decline in the value of our investment in Source Media. This impairment write-down was calculated as the difference between the fair value of the Source Media shares on December 31, 2000 as compared to November 17, 1999, the date we purchased the shares. Fair value was determined using the quoted market price of the stock. During the year ended December 31, 2001, we wrote-off our remaining investment in Source Media of $842,000. Source Media has announced that it has terminated operations effective March 14, 2002.

In addition, in October 1999, we purchased $10.2 million face amount of Source Media's 12% bonds, maturing November 1, 2004, for approximately $4.1 million. The bond discount of $6.1 million was being amortized to interest income over the life of the bonds. As of December 31, 2000, we recorded an impairment write-down of $3.3 million to reflect other-than-temporary declines in the value of our investment in Source Media bonds. Additionally, as of December 31, 2000, we ceased amortization of the bond discount.

During the year ended December 31, 2001, we recorded an additional impairment write-down of $1.4 million to reflect an other-than-temporary decline in the value of such bonds. These impairment write-downs were calculated as the difference between the amortized cost of the bonds and their fair value as of the date of write-down. Fair value was determined using the quoted market price of the bonds. As of December 31, 2001, the carrying value of these bonds was $410,000.

On March 14, 2002, we purchased the remaining 50% equity interest in SourceSuite owned by Source Media by tendering our Source Media 12% bonds.

Commerce.TV

Commerce.TV Corporation ("Commerce.TV") is a privately owned company that owns proprietary software and a database network that enables cable television customers to purchase products from third party merchants and track the status of their orders using a set-top box remote control.

In April 2000, we purchased 2.5 million shares of Commerce.TV's Series B redeemable, convertible preferred stock for $5.0 million, which were accounted for under the cost method. This preferred stock had a liquidation preference equal to $5.0 million.

In June 2001, we exchanged our Series B preferred stock and related warrants for shares of Series D convertible preferred stock with a liquidation preference of $4.8 million. In addition, we purchased $2.6 million principal amount of convertible secured notes due February 28, 2002. Additionally, during 2001, we began providing Commerce.TV's service to our customers in Lexington, Kentucky on a trial basis.

In February 2002, Commerce.TV's secured creditors, including us, declared the full amount of its $12.0 million notes immediately due and payable and have conducted a public sale of its assets through an auction, which remained open for bids through February 28, 2002. Based on the circumstances surrounding this foreclosure, as of December 31, 2001, we have written-off our investment in Commerce.TV of $7.6 million.

AgileTV

AgileTV Corporation ("Agile TV") is a privately owned company developing a speech recognition system that enables cable television customers to operate their digital set-top boxes using voice recognition technology.

In November 2001, we purchased 3.0 million shares of AgileTV's Series C redeemable, convertible preferred stock for $7.5 million, which we are accounting for under the cost method. This preferred stock has a liquidation preference equal to $7.5 million. In connection with this investment, we received 3 million warrants to purchase AgileTV common stock with an exercise price of $2.50 per share and an additional 800,000 warrants with an exercise price of $1.25 per share.

6. Long-Lived Assets

Fixed assets consisted of:

December 31,	2001	2000
(in thousands)		
Land, buildings and improvements	$ 36,501	$ 23,436
Cable system equipment	1,573,733	1,082,194
Furniture, fixtures and office equipment	16,019	9,646
	1,626,253	1,115,276
Less accumulated depreciation and amortization	(474,544)	(294,388)
Total fixed assets, net	$1,151,709	$ 820,888

Intangible assets consisted of:

December 31,	2001	2000
(in thousands)		
Franchise costs	$2,690,889	$1,396,416
Goodwill	84,119	71,267
	2,775,008	1,467,683
Less accumulated amortization	(377,955)	(197,051)
Total intangible assets, net	$2,397,053	$1,270,632

7. Debt

Debt consisted of:

December 31,	2001	2000
(in thousands)		
Insight Ohio Credit Facility	$ 25,000	$ 25,000
Insight Indiana Credit Facility	—	298,600
Insight Kentucky Credit Facility	—	356,300
Insight Midwest Holdings Credit Facility	1,580,000	—
Insight Midwest 9¾% Senior Notes	200,000	200,000
Insight Midwest 10½% Senior Notes	500,000	500,000
Insight Inc. 12¼% Senior Discount Notes	400,000	—
	2,705,000	1,379,900
Less unamortized discount on notes	(162,524)	(7,377)
Total debt	$2,542,476	$1,372,523

Insight Ohio Credit Facility

Insight Ohio's credit facility (the "Insight Ohio Credit Facility") provides for revolving credit loans of up to $25.0 million. The Insight Ohio Credit Facility has a six-year maturity from the date of borrowings, with reductions to the amount of the commitment commencing after three years. Our obligations under the Insight Ohio Credit Facility are secured by substantially all the assets of Insight Ohio. The Insight Ohio Credit Facility requires Insight Ohio to meet certain financial and other debt covenants. Loans under the Insight Ohio Credit Facility bear interest, at our option, at the prime rate or at a Eurodollar rate. In addition to the index rates, we pay an additional margin percentage tied to Insight Ohio's ratio of total debt to adjusted annualized operating cash flow. The weighted average interest rates in effect as of December 31, 2001 and 2000 were 4.3% and 8.8%.

Insight Midwest Holdings Credit Facility

On January 5, 2001, through a wholly-owned subsidiary of Insight Midwest ("Insight Midwest Holdings") which holds all of our cable television systems other than the Ohio System, we entered into a credit facility (the "Midwest Holdings Credit Facility") to finance the AT&T transactions and to repay the outstanding indebtedness under the Indiana and Kentucky Credit Facilities. The Midwest Holdings Credit Facility expires in 2009 and provides for maximum borrowings of $1.75 billion. Obligations under this credit facility are secured by a pledge of the outstanding equity interests of Insight Midwest Holdings and its subsidiaries.

The Midwest Holdings Credit Facility requires Insight Midwest Holdings to meet certain financial and other debt covenants. Borrowings under this credit facility bear interest, based on our election, of an Alternative Base Rate (equal to the greater of the Prime Rate or the Federal Funds Effective Rate plus 0.5%) or Adjusted LIBOR (equal to LIBOR multiplied by the Statutory Reserve Rate) plus an additional margin yield tied to Insight Midwest Holdings' leverage ratio of between 0.5% and 2.75%. As of December 31, 2001, the weighted average interest rate on this credit facility was 5.1%.

As a result of the repayment of the Indiana and Kentucky Credit Facilities on January 5, 2001, we recorded an extraordinary charge of $6.1 million (net of income tax of $4.2 million) related to the write-off of unamortized deferred financing costs related to these credit facilities.

Insight Midwest Senior Notes

On October 1, 1999, simultaneously with the closing of the purchase of Insight Kentucky, Insight Midwest completed a $200.0 million offering of 9¾% senior notes due in October 2009. The proceeds of the offering were used to repay certain debt of the IPVI Partnership. Interest payments on these Senior Notes, which commenced on April 1, 2000, are payable semi-annually on April 1 and October 1.

On November 6, 2000, Insight Midwest completed a $500.0 million offering of 10½% senior notes due in November 2010. Insight Midwest received proceeds of $487.5 million, net of an underwriting fee of $5.0 million and a bond discount of $7.5 million that is being amortized through November 2010. The proceeds of the offering were used to repay a portion of the outstanding debt under the Insight Indiana Credit Facility and Insight Kentucky Credit Facility. Interest payments on these Senior Notes, which commenced on May 1, 2001, are payable semi-annually on May 1 and November 1.

The Insight Midwest 9¾% and 10½% Senior Notes are redeemable on or after October 1, 2004 and November 1, 2005. In addition, Insight Midwest can redeem up to 35% of the Insight Midwest 9¾% and 10½% Senior Notes prior to October 1, 2002 and November 1, 2005, with the net proceeds from certain sales of Insight Midwest's equity. Each holder of the Insight Midwest Senior Notes may require Insight Midwest to redeem all or part of that holder's notes upon certain changes of control. The Insight Midwest Senior Notes are general unsecured obligations and are subordinate to all other liabilities of Insight Midwest, the amounts of which were $2.05 billion and $770.5 million as of December 31, 2001 and 2000. The Insight Midwest Senior Notes contain certain financial and other debt covenants.

In May 2000 and September 2001, Insight Midwest and Insight Capital, Inc. completed exchange offers pursuant to which the 9¾% Senior Notes and 10½% Senior Notes were exchanged for identical notes registered under the Securities Act of 1933.

Insight Inc. 12¼% Senior Discount Notes

On February 6, 2001, we completed a $400.0 million offering of 12¼% Senior Discount Notes due in February 2011. These notes were issued at a discount to their principal amount at maturity resulting in gross proceeds to us of $220.1 million. We utilized $20.2 million of the proceeds to repay an outstanding inter-company loan from Insight Midwest, which we incurred in connection with the AT&T transactions.

No cash interest on the discount notes will accrue prior to February 15, 2006. Thereafter, cash interest on the discount notes will accrue and be payable on February 15 and August 15 of each year, commencing August 15, 2006. The initial accreted value of the discount notes of $220.1 million will increase until February 15, 2006 such that the accreted value will equal the principal amount of $400.0 million on February 15, 2006.

In September 2001, we completed an exchange offer pursuant to which the 12¼% Senior Discount Notes, issued in February 2001, were exchanged for identical notes registered under the Securities Act of 1933.

Debt Principal Payments

As of December 31, 2001, annual principal payments required on our debt were as follows (in thousands):

2002	$ —
2003	5,000
2004	80,000
2005	81,250
2006	106,750
Thereafter	2,432,000
Total	$2,705,000

Interest Rate Swap and Collar Agreements

We enter into interest-rate swap agreements to modify the interest characteristics of our outstanding debt from a floating rate to a fixed rate basis. These agreements involve the payment of fixed rate amounts in exchange for floating rate interest receipts over the life of the agreement without an exchange of the underlying principal amount. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense related to the debt. The related amount payable or receivable is included in other liabilities or assets.

As of December 31, 2001 and 2000, we had entered into various interest rate swap and collar agreements effectively fixing interest rates between 4.7% and 6.3%, plus the applicable margin, on $500.0 million and $701.0 million notional value of debt. The agreements outstanding as of December 31, 2001, expire between February 2002 and July 2003. As of December 31, 2001, we had $1.8 million of accrued interest related to these agreements.

In June 1999, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended by SFAS No. 137 and No. 138, became effective for us beginning January 1, 2001. SFAS No. 133 establishes accounting and reporting standards for derivative instruments embedded in other contracts and for hedging activities. SFAS No. 133 requires us to recognize all derivatives on the balance sheet at fair value.

On January 1, 2001, our derivative financial instruments, which were obtained to manage our exposure to interest rate risk, included interest rate swap and collar agreements, which qualified as cash flow hedges. On January 1, 2001, we recorded as a component of other comprehensive loss a $1.1 million transition adjustment loss (net of $776,000 tax benefit) representing the cumulative effect of adopting SFAS No. 133. Changes in the fair value of such cash flow hedges are recognized in stockholders' equity as a component of comprehensive loss. For the year ended December 31, 2001, the decrease in the fair value was $12.3 million (net of $8.6 million tax benefit).

8. Supplemental Cash Flow Information

The following amounts were paid in cash during the years ended December 31:

(in thousands)	2001	2000	1999
Interest	$196,747	$117,100	$45,299
Income taxes	538	657	104

During the year ended December 31, 2001, we entered into an investing activity in which our joint venture partner contributed cable systems to Insight Midwest valued at $983.3 million resulting in a non-cash increase in long-lived assets, debt, other liabilities, minority interest and additional paid-in capital.

During the year ended December 31, 2000, we entered into an investing activity in which we issued common stock valued at $17.5 million in connection with an acquisition of a cable system resulting in a non-cash increase in long-lived assets, debt and additional paid-in capital.

9. Capital Stock

Our authorized capitalization consists of 300,000,000 shares of Class A common stock, par value $.01 per share, 100,000,000 shares of Class B common stock, par value $.01 per share and 100,000,000 shares of preferred stock, par value $.01 per share. The rights of the holders of Class A and Class B common stock are substantially identical in all respects, except for voting rights. Holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to ten votes per share.

10. Income Taxes

We were originally organized as a Delaware limited partnership that elected to be treated as a "flow-through" entity for federal income tax purposes. Since we were not subject to federal and state income taxes for the period through July 26, 1999, the date of our IPO, no income tax provision was recorded. Instead, each of the individual partners included our taxable income or loss in their respective income tax returns.

Effective July 26, 1999, we converted to a corporation subject to federal, state and local income taxes. In connection with our IPO, we recorded a one time non-recurring charge of $39.5 million for deferred taxes upon the exchange of the limited partnership interests in Insight LP for our stock. Such charge relates to the deferred tax liability associated with the difference between the financial statements and tax basis of our assets and liabilities. For the years ended December 31, 2001, 2000 and 1999, we recorded a deferred tax benefit of $47.1 million, $34.3 million and $8.2 million (relating to losses from operations subsequent to the conversion). In addition, for the tax years ended December 31, 2001, 2000 and 1999, we recorded a current tax expense related to current and local taxes of $500,000, $500,000 and $300,000, respectively.

Deferred income taxes represent the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities consisted of the following:

December 31,	2001	2000
(in thousands)		
Deferred tax assets:		
Net operating loss carryforward	$147,587	$ 51,348
Accounts receivable	243	252
Investment in unconsolidated affiliates	2,787	1,954
Unrealized loss on investments	8,458	3,120
Deferred interest expense	9,523	—
Interest hedges	9,330	—
Accrued expenses and other liabilities	18	70
Gross deferred tax asset	177,946	56,744
Valuation allowance	(12,631)	(3,120)
Net deferred tax asset	165,315	53,624
Deferred tax liabilities:		
Depreciation & amortization	165,315	114,448
Gross deferred tax liability	165,315	114,448
Net deferred tax liability	$ —	$(60,824)

We have provided a full valuation allowance on our deferred tax asset, consisting primarily of net operating loss carryforwards and unrealized losses on investments, due to the uncertainty regarding our realization of such assets in the future. The increase in the valuation allowance on the deferred tax asset for the year ended December 31, 2001 was $9.5 million.

The reconciliation of income tax expense computed at the U.S. federal statutory rate to income tax expense for the years ended December 31, 2001, 2000 and 1999 were as follows:

Year Ended December 31,	2001	2000	1999
(in thousands)			
Benefit at federal statutory rate	$(39,209)	$(26,116)	$(17,756)
State and local taxes, net	(8,283)	(5,258)	(1,141)
Expenses not deductible for U.S. tax purposes	335	70	196
Non-deductible amortization	1,859	726	—
Preferred interest accrual	(6,607)	(6,367)	—
Disallowed interest expense	581	—	—
Disallowed compensation deduction	647	—	—
Increase in valuation allowance	4,059	3,120	—
Adjustment to record charge upon conversion from a partnership to a corporation	—	—	39,526
Loss for which no expense/benefit has been provided	—	—	10,761
Income tax (benefit) expense	$(46,618)	$(33,825)	$ 31,586

As of December 31, 2001, we had a net operating loss carryforward of $360.0 million for U.S. federal income tax purposes. Our net operating loss began accumulating effective July 26, 1999, the date of our IPO. The net operating loss will expire in the years 2019 through 2021.

11. *Stock Option Plan and Other Stock-Based Compensation*

Stock Option Plan

We adopted a stock option plan (the "Plan") on June 24, 1999, which provides for the grant of incentive stock options ("ISOs"), nonqualified stock options and stock appreciation rights ("SARs"). We have reserved 5,000,000 shares of common stock for grant under the Plan. ISOs may be granted only to our officers and key employees and nonqualified stock options and SARs may be granted to our officers, employees, directors, agents and consultants. The Plan provides for the granting of ISOs at an exercise price that is not less than the fair market value of the stock on the date of grant and the granting of nonqualified options and SARs with any exercise price.

Employee stock options vest over five years and expire ten years from the date granted. The following summarizes stock option activity for the years ended December 31, 2001, 2000 and 1999:

	Options	Weighted Average Exercise Price
Outstanding as of January 1, 1999	—	—
Granted	2,898,400	$24.60
Exercised	—	—
Canceled/forfeited	(15,000)	24.50
Outstanding as of December 31, 1999	2,883,400	24.60
Granted	263,000	15.72
Exercised	—	—
Canceled/forfeited	(130,500)	23.93
Outstanding as of December 31, 2000	3,015,900	23.86
Granted	1,282,840	19.81
Exercised	(14,500)	16.45
Canceled/forfeited	(126,500)	18.76
Outstanding as of December 31, 2001	4,157,740	$22.79

The weighted average fair value of options granted in 2001, 2000 and 1999 was $11.30, $9.43 and $13.39 per share. As of December 31, 2001, 2000 and 1999, 1,158,032, 577,300 and 8,400 of the outstanding options were exercisable with weighted average exercise prices of $24.28, $24.38 and $25.75. The following summarizes details of outstanding stock options as of December 31, 2001:

Range of Exercise Prices	Number of Options Outstanding	Weighted Averaged Exercise Price	Weighted Average Remaining Contractual Life (in years)
$13.25–$19.86	1,085,682	$17.80	9.7
$20.38–$30.13	3,072,058	$24.55	7.7
	4,157,740	$22.79	8.2

Pursuant to SFAS No. 123, "Accounting for Stock-Based Compensation," we have elected to account for employee stock-based compensation under APB Opinion No. 25, "Accounting for Stock Issued to Employees," using an intrinsic value approach to measure compensation expense. Accordingly, no compensation expense has been recognized for options granted under the Plan since all options were granted to employees at exercise prices equal to or greater than fair market value on the date of grant.

Had compensation cost for the Plan been determined based on the fair value at the grant date consistent with SFAS No. 123, our net loss applicable to common stockholders and net loss per share (using the following assumptions) for the years ended December 31, 2001, 2000 and 1999 would have been:

Year	Net Loss Applicable to Common Stockholders	Net Loss Per Share	Weighted Average Risk-Free Interest Rate	Stock Price Volatility	Dividend Yield	Expected Option Life
2001	$102.8 million	$1.71	4.50%	50%	0%	7 years
2000	63.1 million	1.06	6.25%	50%	0%	7 years
1999	86.2 million	2.63	6.50%	42%	0%	7 years

Other Stock-Based Compensation

In connection with our IPO, we issued a total of 1,412,181 shares of common stock to our employees. We recorded non-cash compensation expense of $19.3 million in connection with the issuance of these shares. In October 1999 and April 2000, we granted loans to certain of these employees, the proceeds of which were used to satisfy the individual income tax withholding obligations with respect to the receipt of these shares. In the aggregate, these loans total $14.0 million and are included in other non-current assets. The loans are non-recourse and are represented by notes that are secured by common stock pledges equal to the number of shares each individual received as compensation.

Through April 1, 2001, the notes charged interest at a rate of 6% per annum. Subsequent to April 1, 2001, the rate of interest was adjusted to 5% per annum. The notes are payable on October 1, 2004, or 180 days following the termination of employment, provided that the proceeds of any sales of the pledged shares must be applied towards early repayment of these loans unless the value of the remaining shares exceeds 200% of the remaining loan amount.

Accrued interest on these loans since October 1999 continues to be fully reserved as a result of a loan interest forgiveness provision approved by the board of directors, which enables us to forgive payment of accrued interest on the loans to employees in good standing. On October 1, 2001, the first interest forgiveness initiative under this provision became effective; all accrued interest from October 1, 1999 through September 30, 2001 was forgiven. Additionally, all income taxes related to such interest forgiveness were paid by us on behalf of the affected employees. Forgiven interest through September 30, 2001 amounted to $1.6 million. Income tax liabilities resulting from such forgiven interest through September 30, 2001 amounted to $1.7 million, which is included in our 2001 statement of operations as compensation expense.

12. Financial Instruments

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. We maintain cash and cash equivalents with various financial institutions. These financial institutions are located throughout the country and our policy is designed to limit exposure to any one institution. Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising our customer base.

Fair Value

We used the following methods and assumptions in estimating our fair value disclosures for financial instruments:

Cash equivalents and accounts receivable: The carrying amount reported in the balance sheet for cash equivalents and accounts receivable approximates fair value.

Debt: The carrying amounts of our borrowings under our credit arrangements approximate fair value as they bear interest at floating rates. The fair value of Insight Midwest's 9¾% and 10½% Senior Notes as of December 31, 2001 and 2000 was $210.0 million and $540.0 million and $198.5 million and $515.0 million. The fair value of Insight Inc. 12¼% Senior Discount Notes was $234.0 million as of December 31, 2001.

Interest rate swap agreements: As of January 1, 2001, interest rate swap agreements are recorded in our financial statements at fair value. Prior to January 1, 2001, interest rate swap agreements were not recorded in our financial statements. The fair value (cost) of such swap agreements was $(22.8) million and $(1.9) million as of December 31, 2001 and 2000.

13. Related Party Transactions

Managed Systems

On March 17, 2000, we entered into a two-year management agreement with InterMedia Partners Southeast, an affiliate of AT&T Broadband, to provide management services to cable television systems acquired by AT&T Broadband. As of December 31, 2001, these systems served approximately 117,200 customers in the states of Indiana and Kentucky. Through March 31, 2001, we earned a monthly fee of 3% of gross revenues for providing such management services. In March 2002, the management agreement was amended to expire on June 30, 2002 and provide for a monthly fee of 5% of gross revenues retroactive to April 1, 2001. For the years ended December 31, 2001 and 2000, we recognized $2.4 million and $1.2 million of management fees in connection with this agreement.

Programming

We purchase substantially all of our pay television and other programming from affiliates of AT&T Broadband. Charges for such programming were $116.0 million, $57.4 million and $29.6 million for the years ended December 31, 2001, 2000 and 1999. As of December 31, 2001 and 2000, $10.3 million and $9.8 million of accrued programming costs were due to affiliates of AT&T Broadband. We believe that the programming rates charged by the affiliates of AT&T Broadband are lower than those available from independent parties.

Telephony Agreements

In July 2000, to facilitate delivery of telephone services, we entered into a ten-year agreement with AT&T Broadband that allows Insight Midwest to deliver to our customer's local telephone service under the AT&T Digital Phone brand. Under the terms of the agreement, Insight Midwest leases for a fee certain capacity on our network to AT&T Broadband. Insight Midwest provides certain services and support for which it receives additional payments. We began providing telephony services to a limited number of our customers in 2001. For the year ended December 31, 2001, revenue related to telephony services was $170,000. The capital required to deploy telephone services over our networks is shared, with AT&T Broadband responsible for switching and transport facilities. AT&T also pays us for installations, marketing and billing support that amounted to $1.4 million for the year ended December 31, 2001.

Advertising Services

In October 1999, to facilitate the administration of our advertising services in our Kentucky Systems, we entered into an agreement expiring on January 1, 2004 with TCI Media Services LLC ("TCI Media Services"), a subsidiary of AT&T Corp., which provides for TCI Media Services to perform all of our Kentucky advertising sale and related administrative services. For the years ended December 31, 2001, 2000 and 1999, we received advertising revenues from TCI Media Services derived from our Kentucky Systems of $12.4 million, $12.8 million and $3.2 million. As of December 31, 2001 and 2000, we had $6.9 million and $6.8 million recorded as a receivable due from TCI Media Services included in prepaid and other current assets. We pay TCI Media Services a fixed and variable fee based on advertising sales cash flow growth for providing this service. As of December 31, 2001 and 2000, we had $666,000 and $435,000 recorded as payables to TCI Media Services related to such services.

14. 401(k) Plan

We sponsor a savings and investment 401(k) Plan (the "Plan") for the benefit of our employees. All employees who have completed six months of employment and have attained age 18 are eligible to participate in the Plan. We make matching contributions equal to 100% of the employee's contribution excluding any such contributions in excess of 5% of the employee's wages. Effective April 1, 2001, 50% of our matching contribution to the Plan is in the form of our common stock. During 2001, 2000 and 1999, we matched contributions of $2.3 million, $957,000 and $562,000.

15. Commitments and Contingencies

Programming Contracts

We enter into long-term contracts with third parties who provide us with programming for distribution over our cable television systems. These programming contracts are a significant part of our business and represent a substantial portion of our operating costs. Since future fees under such contracts are based on numerous variables, including number and type of customers, we have not recorded any liabilities with respect to such contracts.

Lease Agreements

We lease and sublease equipment and office space under various operating and capital lease arrangements expiring through December 31, 2015. Future minimum rental payments required under such operating and capital leases as of December 31, 2001 were as follows:

(in thousands)	Capital Lease	Operating Leases
2002	$ 738	$ 4,016
2003	738	3,538
2004	738	3,052
2005	738	2,444
2006	838	2,306
Thereafter	3,996	6,789
Total	7,786	$22,145
Less: Amount representing interest at 8.75%	(2,626)	
Present value of net minimum lease payments	5,160	
Less: Current portion of obligations under capital leases	(296)	
Obligations under capital leases, excluding current portion	$ 4,864	

Rental expense on operating leases for the years ended December 31, 2001, 2000 and 1999 was $5.5 million, $4.6 million and $2.1 million.

Litigation

Insight Kentucky and certain prior owners of the Kentucky Systems have been named in class actions regarding the pass-through of state and local property tax charges to customers by the prior owners of the Kentucky Systems. The plaintiffs seek monetary damages and the enjoinment of the collection of such taxes. We have reached an agreement in principle with the plaintiffs to settle these lawsuits. Such settlement is awaiting the execution of definitive documentation and a determination of fairness by the respective courts where these matters were filed.

We have filed a state court action against the City of Louisville for its grant of more favorable franchises to Knology, Inc. and TotaLink of Kentucky, LLC. Our commencement of this action automatically suspended these franchises pending a court determination. In November 2000, Knology, Inc. filed a federal court action against us seeking unspecified money damages and other relief for alleged violations of federal laws arising out of our having filed, pursuant to the provisions of our own franchise from the City, the state court action. In March 2001, the federal court preliminarily set aside the state court suspension of Knology, Inc.'s franchise. We believe we have substantial and meritorious defenses to the asserted federal claims and intend to defend it vigorously. Consequently, we have not recorded any loss reserves in the accompanying financial statements.

We are subject to various legal proceedings that arise in the ordinary course of business. While it is impossible to determine with certainty the ultimate outcome of these matters, it is our opinion that the resolution of these matters will not have a material adverse affect on our consolidated financial condition.

16. *At Home Corporation*

On September 28, 2001, At Home Corporation ("@Home"), the former provider of high-speed data services for all of our systems except for those located in Ohio, filed for protection under Chapter 11 of the Bankruptcy Code. For the purpose of continuing service to existing customers and to resume the provisioning of service to new customers, we entered into an interim agreement with @Home to extend service through November 30, 2001. Further, in December 2001, we entered into an additional interim service arrangement whereby we paid $10.0 million to @Home to extend service for three months through February 28, 2002 that is being recorded into expense ratably over the three-month period.

As a result of these interim arrangements we incurred approximately $2.8 million in excess of our original agreed-to cost for such services rendered during the year ended December 31, 2001. Additionally, we have recorded an allowance for bad debt of $1.0 million for a net receivable from @Home in connection with monies @Home collected from our high-speed data customers on our behalf prior to September 28, 2001. These additional costs are included in non-recurring high-speed data service charges in our statement of operations.

In December 2001, we entered into a four-year agreement with AT&T Corporation to provide high-speed data service to all our affected systems. We transferred all our affected systems to our own regional network that resides on AT&T Corporation's platform. Such high-speed data services commenced progressively on a system-by-system basis beginning in February 2002, with all affected systems being served as of March 1, 2002.

17. *Quarterly Financial Data (Unaudited)*

	Three Months Ended				Year Ended
2001	**March 31**	**June 30**	**September 30**	**December 31**	**December 31**
(in thousands, except per share amounts)					
Revenue	**$168,537**	**$175,310**	**$177,393**	**$183,139**	**$704,379**
Operating loss	**(13,230)**	**(14,976)**	**(14,122)**	**(28,505)**	**(70,833)**
Net income (loss) before extraordinary item	**4,109**	**(21,874)**	**(20,150)**	**(30,788)**	**(68,703)**
Net loss	**(1,977)**	**(21,874)**	**(20,150)**	**(30,788)**	**(74,789)**
Basic and diluted loss per share before extraordinary item	**(.07)**	**(.44)**	**(.42)**	**(.59)**	**(1.57)**

	Three Months Ended				Year Ended
2000	March 31[(1)]	June 30[(1)]	September 30	December 31	December 31
(in thousands, except per share amounts)					
Revenue	$114,807	$118,931	$119,275	$123,173	$476,186
Operating loss	(6,407)	(4,122)	(8,035)	(3,577)	(22,141)
Net income (loss)	38,258	(8,984)	(11,882)	(60,379)	(42,987)
Basic and diluted income (loss) per share	0.57	(0.23)	(0.28)	(1.08)	(1.03)

(1) Include the results of Insight Ohio, accounted for under the equity method prior to August 8, 2000, the date of acquisition.

The Stockholders and Board of Directors
Insight Communications Company, Inc.

We have audited the accompanying consolidated balance sheets of Insight Communications Company, Inc. (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in partners' deficit/stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
March 12, 2002

Market for Registrant's Common Stock and Related Stockholder Matters

Our Class A common stock trades on The Nasdaq Stock Market®, ("Nasdaq") under the symbol ICCI. The following table sets forth the range of the high and low sales prices of the Class A common stock for the periods indicated as reported by Nasdaq:

Quarter Ended	High	Low
March 31, 2000	$30.500	$19.688
June 30, 2000	$24.125	$13.375
September 30, 2000	$18.500	$12.000
December 31, 2000	$23.875	$11.688
March 31, 2001	$28.938	$21.000
June 30, 2001	$28.160	$18.000
September 30, 2001	$27.150	$17.180
December 31, 2001	$24.580	$17.570

At February 28, 2002, there were approximately 242 and 25 stockholders of record of our Class A and Class B common stock. The number of Class A stockholders does not include beneficial owners holding shares through nominee names.

Dividend Policy

We have never paid any cash dividends and intend, for the foreseeable future, to retain any future earnings for the development of our business. The terms of our indebtedness and the indebtedness of our subsidiaries restrict our ability to pay dividends. Our future dividend policy will be determined by the Board of Directors on the basis of various factors, including our results of operations, financial condition, capital requirements and investment opportunities.

Recent Sales of Unregistered Securities

During the fourth quarter of 2001, we granted stock options to certain of our employees to purchase an aggregate of 280,000 shares of Class A common stock. The grants were not registered under the Securities Act of 1933 because the stock options either did not involve an offer or sale for purposes of Section 2(a)(3) of the Securities Act of 1933, in reliance on the fact that the stock options were granted for no consideration, or were offered and sold in transactions not involving a public offering, exempt from registration under the Securities Act of 1933 pursuant to Section 4(2).


Cablevision/Bill Daniels
2001
Operator of the Year
Presented to
INSIGHT
COMMUNICATIONS
for outstanding contributions
and service to the
cable television industry

Insight Communications extends sincere thanks to each of its employees for their hard work and dedication to the company in achieving its goals. The Cablevision Magazine "2001 Operator of the Year" award is a tribute to your indispensable contributions to our ongoing success.

Corporate Information

Board of Directors

Sidney R. Knafel, Director
Chairman of the Board and Co-Founder
Insight Communications Company

Michael S. Willner, Director
President, Chief Executive Officer and Co-Founder
Insight Communications Company

Kim D. Kelly, Director
Executive Vice President and
Chief Operating Officer
Insight Communications Company

Thomas L. Kempner, Director
Chairman and Chief Executive Officer
Loeb Partners Corporation

James S. Marcus, Director
Retired Partner
The Goldman Sachs Group

Prakash A. Melwani, Director
Managing Director
Vestar Capital Partners

Daniel S. O'Connell, Director
Chief Executive Officer
Vestar Capital Partners

Senior Management

Sidney R. Knafel
Chairman of the Board

Michael S. Willner
President and Chief Executive Officer

Kim D. Kelly
Executive Vice President and
Chief Operating Officer

Elliot Brecher
Senior Vice President, General Counsel
and Secretary

Gregory Capranica
Senior Vice President, Operations,
Illinois Region

E. Scott Cooley
Senior Vice President, Employee Relations
and Development

Charles E. Dietz
Senior Vice President and
Chief Technology Officer

Gregory B. Graff
Senior Vice President, Operations,
Western Kentucky Region

Pamela Euler Halling
Senior Vice President, Marketing
and Programming

Dinesh C. Jain
Senior Vice President and
Chief Financial Officer

Daniel Mannino
Senior Vice President and Controller

Judy Poole
Senior Vice President,
Human Resources

Colleen Quinn
Senior Vice President,
Corporate Relations

Mary E. Rhodes
Senior Vice President,
Customer Service

David Servies
Senior Vice President, Operations,
Indiana Region

James A. Stewart
Senior Vice President, Operations,
Eastern Kentucky and National Regions

Investor Information

Insight Communications
Investor Relations Department
810 Seventh Avenue
New York, NY 10019
(917) 286-2300

Transfer Agent

The Bank of New York
(800) 524-4458

The following Insight employees appear in the 2001 Annual Report:

Cover: John Dillon, Installation/Repair Technician; Sean Morris, Headend Technician; Christopher Jackson, Network Maintenance Technician; Michelle Kleindorfer, Senior Customer Service Representative; Tom Laughlin, Headend Technician; Beverly Polley, Customer Service Representative. **Page one:** Paul Crawford, Network Maintenance Technician; Angie Kinley, Customer Service Representative; Christopher Johnson, Collections; Michelle Diaz, Customer Service Representative; Anni Lime, Administrative Assistant; Gary Sevey, Warehouse; Terri Blincoe, Marketing Coordinator; Jessie Johnson, Lead Technician. **Page two:** Richard Castleman, Maintenance Technician; Randy Bowser, Maintenance Specialist; Andrew White, Repair Technician; Twila Dionne, Maintenance Technician. **Page three:** Paul Crawford, Network Maintenance Technician; Susan Stribley, Installation Service Technician. **Page four:** Bob Lillie, District Vice President; Pat Heim, Customer Service Representative; Derrick Carr, Customer Service Representative Supervisor. **Page five:** Mark Smith, Installer; Debra Durbin, Administrative Assistant; Kaycie Apo, Warehouse; Gary Sevey, Warehouse.

Designed by Curran & Connors, Inc. / www.curran-connors.com


INSIGHT
COMMUNICATIONS

810 Seventh Avenue, New York, NY 10019

(917) 286-2300

www.insight-com.com